Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-141002

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated June 29, 2007)

20,920,592 Shares

Common Shares

This prospectus supplement relates to the public offering of up to 20,920,592 common shares by some of our existing shareholders, as described in the prospectus dated June 29, 2007, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is October 29, 2007.

 Recent Developments

On July 11, 2007, we filed the following current report on Form 8-K with the Securities and Exchange Commission (“SEC”).  On August 9, 2007, we filed the following quarterly report on Form 10-Q for the quarter ended June 30, 2007 with the SEC.  On September 25, 2007 we filed the following current report on Form 8-K with the SEC.

INDEX OF ATTACHMENTS

Form 8-K Filed July 11, 2007	A

Form 10-Q for the Quarter Ended June 30, 2007	B

Form 8-K Filed September 25, 2007	C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

___________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 9, 2007

Storm Cat Energy Corporation
 (Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	001-32628	06-1762942
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1125 17th Street, Suite 2310, Denver, Colorado 80202
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 991-5070

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

      ☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

      ☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

      ☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

      ☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

-A1-

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Don Martin, Vice President of Canadian and International Operations of Storm Cat Energy Corporation (the “Company”), resigned on July 9, 2007 effective July 31, 2007.

On July 11, 2007, the Company issued a news release announcing Mr. Martin’s resignation, a copy of which is attached hereto as Exhibit 99.1 and incorporated into this report by reference.

Item 9.01.                      Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.		Description

99.1	P	News Release, issued July 11, 2007.

-A2-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STORM CAT ENERGY CORPORATION

Date: July 11, 2007	By:	/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer

-A3-

Exhibit Index

Exhibit No.	Description

99.1	News Release, issued July 11, 2007.

-A4-

News Release
For Release on JULY 11, 2007 at 6:00 AM EDT

Contact:
William Kent
Director, Investor Relations
303-991-5070

Storm Cat Energy Corporation Announces Senior Executive Departure

DENVER and CALGARY, Alberta – July 11, 2007 – Storm Cat Energy Corporation (AMEX: SCU; TSX: SME) today announced that Don Martin, Vice President of Canadian and International Operations, has resigned his position effective July 31, 2007 to pursue other opportunities.

 “We thank Don for all of his contributions to Storm Cat and wish him well in his future endeavours." said Joe Brooker, Storm Cat Energy Chief Executive Officer.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming's Powder River Basin, and exploitation and development acreage in Canada, Arkansas and Alaska. The Company's shares trade on the American Stock Exchange under the symbol "SCU" and in Canada on the Toronto Stock Exchange under the symbol "SME."

Company Contact:

William Kent
Director, Investor Relations
Phone: 303-991-5070
www.stormcatenergy.com

NO STOCK EXCHANGE HAS REVIEWED OR ACCEPTS RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

-A5-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  001-32628

STORM CAT ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia	06-1762942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1125 17th Street, Suite 2310
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

 (registrant’s telephone number, including area code): (303) 991-5070

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer     ☒ Accelerated filer     ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☒ No

Indicate the number of shares outstanding of each of the issuer’s classes of common shares, as of the latest practicable date:

As of August 5, 2007, there were 81,004,820 common shares outstanding.

-B1-

- B2 -

PART I—FINANCIAL INFORMATION
 Item 1. Financial Statements
STORM CAT ENERGY CORPORATION

- B3 -

STORM CAT ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(stated in U.S. Dollars and in thousands, except share amounts)

	June 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,015	$5,299
Accounts receivable:
Joint interest billing	2,790	1,932
Revenue receivable	1,037	2,121
Fair value of derivative instruments - current	2,403	2,670
Prepaid costs and other current assets	2,148	1,445
Total Current Assets	9,393	13,467
PROPERTY AND EQUIPMENT (Full Cost Method), at cost:
Oil and gas properties:
Unproved properties	69,918	54,873
Proved properties, net of impairments	55,526	46,446
Less accumulated depreciation, depletion, amortization and accretion	(8,051)	(4,764)
Oil and gas properties, net	117,393	96,555
Fixed assets	1,117	1,057
Accumulated depreciation	(555)	(408)
Total other property, net	562	649
Total property and equipment, net	117,955	97,204
Restricted investments	526	511
Debt issuance costs	3,551	0
Fair value of derivative instruments - long term		782
Total Non-Current Assets	4,077	1,293
Total Assets	$131,425	$111,964
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$759	$7,302
Revenue payable	1,193	2,063
Accrued and other liabilities	4,764	10,011
Flow-through shares liability	15	1,233
Notes payable - current	0	7,500
Interest payable	429	952
Total Current Liabilities	7,160	29,061
Asset retirement obligation	1,721	1,871
Fair value of derivative instruments - long term	313	0
Bank debt - long term	13,219	19,350
Series A & B Convertible Notes	50,195	0
Total Non-Current Liabilities	65,448	21,221
Total Liabilities	72,608	50,282
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY:
Common Stock, without par value, unlimited common shares authorized, issued and outstanding: 81,004,820 at March 31, 2007 and 80,429,820 at December 31, 2006	69,759	69,518
Contributed surplus	6,137	4,910
Accumulated other comprehensive income	5,483	3,877
Accumulated deficit	(22,562)	(16,623)
Total Stockholders' Equity	58,817	61,682
Total Liabilities and Stockholders' Equity	$131,425	$111,964

The accompanying notes are an integral part of these financial statements.

- B4 -

STORM CAT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(stated in U.S. Dollars and in thousands, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
NATURAL GAS REVENUE	$3,668	$1,599	$7,580	$2,878

OPERATING COSTS:
Gathering and transportation	398	280	958	563
Operating expenses	1,256	774	2,159	1,350
General and administrative	3,491	1,159	6,152	2,577
Depreciation, depletion, amortization and accretion	1,879	698	3,513	1,201
Total Operating Costs	7,024	2,911	12,782	5,691
Operating loss	(3,356)	(1,312)	(5,202)	(2,813)

OTHER EXPENSE (INCOME):
Interest expense	1,519	--	2,148	--
Interest and other miscellaneous income	(101)	(139)	(133)	(334)
Loss on foreign exchange	--	11	--	11
Total Other Expense (Income)	1,418	(128)	2,015	(323)

Net loss before taxes	(4,774)	(1,184)	(7,217)	(2,490)

Recovery of future income tax asset from flow-through shares	(182)	--	(1,278)	--

NET LOSS	$(4,592)	$(1,184)	$(5,939)	$(2,490)
Basic and diluted loss per share	$(0.06)	$(0.02)	$(0.07)	$(0.04)
Weighted average number of shares outstanding	81,045,122	66,504,095	80,816,505	66,145,091

The accompanying notes are an integral part of these financial statements.

- B5 -

STORM CAT ENERGY CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
FOR THE PERIOD ENDED JUNE 30, 2007
(Unaudited)
(stated in U.S. Dollars and in thousands, except share amounts)

	Common Stock		Share	Contributed	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Subscription	Surplus	Income	Deficit	Equity
BALANCE AT DECEMBER 31, 2006	80,429,820	$69,489	$29	$4,910	$3,877	($16,623)	$61,682
Issuance of shares for cash:
-pursuant to stock options exercised	500,000	169					169
-pursuant to RSUs vested	75,000	79					79
Stock issuance costs		(7)					(7)
Stock-based compensation				1,227			1,227
Comprehensive loss:
Net loss						(5,939)	(5,939)
Change in fair value of derivatives					(1,360)		(1,360)
Foreign currency translation					2,966		2,966
Total comprehensive loss							($4,333)
BALANCE AT JUNE 30, 2007	81,004,820	$69,730	$29	$6,137	$5,483	($22,562)	$58,817

The accompanying notes are an integral part of these financial statements.

- B6 -

STORM CAT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(stated in U.S. Dollars and in thousands)

	For the Six Months Ended
	June 30,	June 30,
	2007	2006
Cash flows from operating activities:
Net loss	(5,939)	(2,490)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Recovery of future income tax asset from flow-through shares	(1,252)	--
Stock-based compensation	1,161	1,441
Depreciation, depletion, amortization and accretion	3,521	1,201
Gain on disposition of properties	--	185
Changes in operating assets and liabilities:
Accounts receivable	(761)	(144)
Prepaid costs and other current assets	381	204
Accounts payable	(2,674)	(1,342)
Accrued and other current liabilities	(1,461)	2,719
Net cash provided by (used in) operating activities	(7,024)	1,774
Cash flows from investing activities:
Restricted investments	(8)	(258)
Capital expenditures - oil and gas properties	(32,386)	(21,616)
Other capital expenditures	(23)	(118)
Net cash used in investing activities	(32,417)	(21,992)
Cash flows from financing activities:
Issuance of common shares for cash	914	2,093
Debt issuance costs	(3,556)	--
Repayment of bank debt	(13,278)	--
Proceeds from Series A & B Convertible Notes	50,194	--
Net cash provided by financing activities	34,274	2,093
Effect of exchange rate changes on cash	883	958
Net decrease in cash and cash equivalents	(4,284)	(17,167)
Cash and cash equivalents at beginning of period	5,299	29,502
Cash and cash equivalents at end of period	$1,015	$12,335
Supplemental disclosure of noncash investing and financing activities:
Cash paid for interest	$2,449	$-

The accompanying notes are an integral part of these financial statements.

- B7 -

STORM CAT ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Storm Cat Energy Corporation, together with its consolidated subsidiaries (“Storm Cat” or the “Company”), is an independent oil and gas company focused primarily on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations and, secondarily, from conventional formations.  The Company has producing properties in Wyoming’s Powder River Basin (“PRB”) and in Arkansas’ Arkoma Basin (“Fayetteville Shale”).  Its primary exploration and development acreage is located in the United States and Canada.

Note 1.                Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of Storm Cat and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for the preparation of interim financial information.  In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the financial position of Storm Cat as of June 30, 2007 and results of operations and cash flows for the six months ended June 30, 2007 and 2006.  Interim results are not necessarily indicative of the results that may be expected for a full year because of the impact of fluctuations in prices received for oil and natural gas and other factors.

Because a precise determination of many assets and liabilities is dependent upon future events, the timely preparation of consolidated financial statements for a period necessarily requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets, liabilities, revenue and expenses and in the disclosure of commitments and contingencies.  Actual results may differ from these estimates as future confirming events occur, and such differences could be significant.

For a more complete understanding of Storm Cat’s operations, financial position and accounting policies, these consolidated financial statements and the notes thereto should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Certain reclassifications have been made to prior amounts to conform to the classifications used in the current period.

Note 2.                Summary of Significant Accounting Policies

Critical accounting estimates used in the preparation of the financial statements involve considerable judgment and are, or could be, significantly affected by factors that are out of the Company’s control.

Oil and Gas Reserves

Storm Cat follows the full cost method of accounting whereby all costs related to the acquisition and development of oil and gas properties are capitalized into a single cost center referred to as a “full cost pool.”  Depletion of exploration and development costs and depreciation of production equipment is computed using the units-of-production method based upon estimated proved oil and gas reserves.  Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of deferred income taxes, may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost, or estimated fair value if lower, of unproved properties.  Should capitalized costs exceed this ceiling, an impairment would be recognized.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unproved properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned, the cost of the property is added to costs subject to depletion.  When property is considered to be impaired, the costs are reported as a period expense.  Proceeds from sales, if any, of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the estimated proved oil and gas reserves attributable to a cost center.

-B8 -

Estimated reserve quantities and future net cash flows have the most significant impact on the Company because these reserve estimates are used in providing a measure of the Company’s overall value.  These estimates are also used in the quarterly calculations of depletion, depreciation and impairment of the Company’s proved properties.

Estimating accumulations of oil and gas is complex and is not exact because of the numerous uncertainties inherent in the process.  The process relies on interpretations of available geological, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.  The accuracy of a reserve estimate is a function of the quality and quantity of available data; the interpretation of that data; the accuracy of various mandated economic assumptions; and the judgment of the persons preparing the estimate.

The most accurate method of determining proved reserve estimates is based upon a decline analysis method, which consists of extrapolating future reservoir pressure and production from historical pressure decline and production data.  The accuracy of the decline analysis method generally increases with the length of the production history. Since most of the Company’s wells have been producing less than five years, their production history is relatively short, so other (generally less accurate) methods such as volumetric analysis and analogy to the production history of wells of other operators in the same reservoir were used in conjunction with the decline analysis method to determine the Company’s estimates of proved reserves including developed producing, developed non-producing and undeveloped. As the Company’s wells are produced over time and more data is available, the estimated proved reserves will be re-determined on a periodic basis and may be adjusted based on that data.

Under the full cost method of accounting, capitalized oil and gas property costs, less accumulated depletion and net of related deferred income taxes, if any, may not exceed an amount referred to as the “ceiling.”  The ceiling is the sum of the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the lower of cost or fair market value of unproved properties.  The present value of estimated future net revenues is computed by pricing estimated future production of proved reserves at current period end product prices and then deducting future expenditures estimated to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.  If the amount of capitalized costs exceeds the ceiling, a write-down of the capitalized costs is required unless commodity prices increase subsequent to the end of the period such that the deficiency is reduced or eliminated.  Once a write-down has been recorded, it may not be reversed in a subsequent period.

At June 30, 2007, the ceiling value of the Company’s reserves was calculated based upon the average quoted market prices of $4.21 per MMBtu for Colorado Interstate Gas (“CIG”) gas and a quoted price of $4.41 per MMBtu for gas delivered to the Cheyenne Hub.  Using this pricing, and Storm Cat’s cash flow hedges of gas production in place at June 30, 2007, the calculated ceiling value of the Company’s reserves exceeds the full cost pool by $0.4 million.  Therefore, no ceiling test writedown is required.

Decreases in market prices from current levels, as well as changes in production rates, levels of reserves, the evaluation of costs excluded from amortization, future development costs and service costs could result in future ceiling test impairments.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from the Company’s estimates.  Any significant variance could materially affect the quantities and present value of the Company’s reserves. For example, a decrease in price of 10% would  result in a decrease in the Company’s June 30, 2007 present  value of future net cash flows of  approximately $1.9 million, inclusive of hedges.  In addition, the Company may adjust estimates of proved reserves to reflect production history, acquisitions, divestitures, ownership interest revisions, results of exploration  and  development  and prevailing oil and gas prices.  The Company’s reserves may also be susceptible to drainage by operators on adjacent properties.

Impairment of Long-lived Assets

The cost of the  Company’s  unproved  properties  is withheld from the depletion base as described  above  until  such a time  as the  properties  are  either developed or abandoned.  These properties are reviewed periodically for possible impairment.

- B9 -

Capitalized Interest

Pursuant to Financial Accountant Standards Board (“FASB”) Statement No. 34, the Company is required to capitalize interest costs to natural gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion.  Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use.  $120,261 and $256,764 of interest expense was capitalized in the three and six months ended June 30, 2007, respectively.  No interest was capitalized for the same period in 2006.

Capitalized Internal Costs

Prior to 2007, the Company capitalized certain internal costs including salaries, bonuses and stock-based compensation on a pro-rata basis for employees directly involved in capital projects.  In the second quarter of 2006, $0.730 million of internal costs were capitalized.  Beginning with the first quarter of 2007, Storm Cat discontinued the capitalization of internal costs, except for two employees with direct responsibility for the supervision of capital projects in the PRB.  The salaries of these employees were allocated to the properties based on a percentage of time spent on each capital project.

Revenue Recognition

The Company’s revenue is derived from the sale of gas from its producing wells. This revenue is recognized as income when the production is produced and sold.  The Company typically receives its payment for production sold one to three months subsequent to the month of the sale.  For this reason, the Company must estimate the revenue that has been earned but not yet received as of the reporting date.  The Company uses actual production reports to estimate the quantities sold and the CIG spot price, less marketing and transportation adjustments, to estimate the sales price of the production.  Variances between estimates and the actual amounts received are recorded in the month the payment is received.

Stock-based Compensation

Factors affecting stock-based compensation include estimates of when stock options might be exercised, the stock price volatility, forfeiture rates, and the model used to calculate value.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and the financial objectives of the holders of the options.  The Company calculates volatility using historical data; however, future volatility is inherently uncertain.  As of June 30, 2007, the Company assumed a cumulative forfeiture rate of 10.0% based on historical forfeitures of stock-based compensation grants. The Company uses the Black-Scholes model to calculate the value of stock-based compensation.  The Black-Scholes model is a widely accepted mathematical model for valuing stock-based compensation, but is not the only model available.

Accounting for Oil and Gas Properties

The Company’s recorded value of its oil and gas properties is, in all cases, based on historical costs.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk.  The Company’s financial statements have been prepared with these risks in mind.  All of the assumptions set out herein are potentially subject to significant change and out of the Company’s control.  Such changes are not determinable at this time.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes.” Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation was effective January 1, 2007 for the Company.

- B10 -

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS 109. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The adoption of FIN 48 had an immaterial impact on the Company’s consolidated financial position and did not result in unrecognized tax liabilities or benefits being recorded. The Company files tax returns in Canada and remains in a net operating loss position.  Storm Cat is delinquent on filing its 2006 Canadian tax return and expects a late filing penalty at the rate of 0.00005% of the net taxable capital of the Company for each month the return is delinquent.  This penalty is estimated at approximately $170 per month of delinquency.  The Company also files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue service for tax years before 2003 and for state and local tax authorities for years before 2002. The Company does, however, have prior year net operating losses which remain open for examination.

Note 3.                Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the period.  The shares represented by vested restricted stock units (“RSUs”) issued to date are included in the calculation of the weighted-average basic common shares outstanding.  Diluted loss per share is calculated giving effect to the potential dilution that would occur if vested stock options and stock purchase warrants were exercised and the Series A Subordinated Convertible Notes due March 31, 2012 (the “Series A Notes”) and the Series B Subordinated Convertible Notes  due March 31, 2012 (the “Series B Notes”) were converted to common shares.  The dilutive effect of options, warrants and convertible notes is computed by application of the treasury stock method which assumes that proceeds from the exercise of in-the-money options and warrants would be used to repurchase common shares at average market prices during the period.  Diluted amounts are not presented when the effects of the computations are anti-dilutive due to net losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share for the six months ended June 30, 2007 and 2006.  Listed below is a table showing both the basic and diluted shares outstanding at June 30, 2007 and 2006, respectively.

	June 30,	June 30,
Diluted Shares Outstanding	2007	2006
Shares outstanding	81,004,820	66,635,794
Options outstanding	4,760,000	5,065,000
Unvested RSUs outstanding	122,500	--
Series A Notes convertible shares outstanding	15,841,880	--
Series B Notes convertible shares outstanding	27,059,829	--
Warrants outstanding	4,649,569	6,796,786
Total diluted shares outstanding	133,438,598	78,497,580

Note 4.                Comprehensive Loss

Comprehensive loss consists of net loss, the effects of currency translation, and the change in fair value of derivatives.  Comprehensive loss for the three and six months ended June 30, 2007 and 2006, respectively, is as follows:

	Three Months Ended		Six Months Ended
Comprensive Loss	June 30,		June 30,
In Thousands	2007	2006	2007	2006
Net loss	$(4,592)	$(1,184)	$(5,939)	$(2,490)
Effects of currency translation	2,654	639	2,966	958
Change in fair value of derivatives	231	--	(1,360)	--
Comprehensive loss	$(1,707)	$(545)	$(4,333)	$(1,532)

- B11 -

Note 5.                Restricted Investments

Storm Cat is required to post performance bonds in connection with its operations in Wyoming.  The funds are held as insured interest bearing certificates of deposit at an interest rate of 2.5%, payable annually, and total $527,000 as of June 30, 2007.

Note 6.                Asset Retirement Obligation

The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when the assets are placed into service, generally through acquisition or completion of a well.  The net estimated costs are discounted to present values using a risk-adjusted rate over the estimated economic life of the properties.  Such costs are capitalized as part of the basis of the related asset and are depleted as part of the applicable full cost pool.  The associated liability is recorded initially as a long-term liability.  Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.  In addition, the liability is adjusted to reflect accretion expense, as well as settlements during the period.  The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying condensed consolidated financial statements.

A reconciliation of the changes in the asset retirement obligation for the six months ended June 30, 2007 and 2006, respectively, is as follows:

	Six Months Ended
	June 30,
	2007	2006
Asset Retirement Obligation
Asset retirement obligation at beginning of period	$1,871,393	$793,141
Adjustment for revision of estimated life in the Powder River Basin	(400,341)	(205,661)
Additional liabilities incurred	118,400	240,028
Accretion expense	97,982	51,846
Foreign currency translation	33,655	--
Asset retirement obligation at end of period	$1,721,089	$879,354

Note 7.                Stock-based Compensation

Storm Cat grants stock options at exercise prices equal to the fair market value of the Company’s common shares at the date of the grant and accounts for its options using the fair value method.  The fair value is determined using a Black-Scholes option-pricing model that takes into account the common share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying shares and the expected dividends and the risk-free interest rate over the expected life of the option.

The fair value of stock-based compensation is expensed, with a corresponding increase to contributed surplus.  Upon exercise of stock options, the consideration paid upon exercise is recorded as additional value of common shares and the amount previously recognized in capital surplus is reclassified to common shares.

The Company has reserved a total of 10,000,000 shares in the aggregate for issuance under the terms of the Storm Cat Energy Corporation Amended and Restated Share Option Plan (the “Amended Option Plan”) and the Storm Cat Energy Corporation Restricted Share Unit Plan (the “Restricted Share Unit Plan” and together the “Plans”), both approved by the shareholders on June 21, 2007.  All options granted prior to the approval of the Amended Option Plan are included in the number of options covered therein.

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Of the 10,000,000 shares authorized for issuance in the aggregate under both plans, 7,458,750 shares have been granted and 1,020,000 shares have been forfeited, leaving a total of 3,561,250 shares available for issuance under the Plans as of June 30, 2007.

A summary of the status of the options under the Amended Option Plan and the Restricted Share Unit Plan as of June 30, 2007 and changes during the six months then ended is presented below:

Option Activity	Number of Shares	Weighted Average Exercise Price (1)
Options outstanding at December 31, 2006	5,470,000	$1.8349
Options granted	285,000	$1.1863
Options exercised	500,000	$0.3920
Options expired/cancelled	495,000	$1.4761
Options outstanding at June 30, 2007	4,760,000	$1.9849

Options exercisable at June 30, 2007	3,306,665	$1.7464
(1)Exercise price is in Canadian Dollars.

RSU Activity	Number of Shares
RSUs outstanding at December 31, 2006	--
RSUs granted	197,500
RSUs vested	75,000
RSUs expired/cancelled	--
RSUs outstanding at June 30, 2007	122,500

RSUs unvested at June 30, 2007	122,500

Note 8.                Non-cash Items

Non-cash items excluded from the cash flow are capital accruals related to oil and gas asset additions and the associated liability.  These amounts totaled $6.7 million for the six-month period ended June 30, 2007 and $6.2 million for the same period in 2006.

Note 9.                Bank Credit Facility

Senior Credit Facility

On July 28, 2006, Storm Cat entered into a Credit Agreement, with JPMorgan Chase Bank, N.A., as Global Administrative Agent, and the Lenders party thereto (the “U.S. Credit Agreement”).   Additionally, on July 28, 2006, Storm Cat entered into a Credit Agreement with JPMorgan Chase Bank, N.A., Toronto Branch as Canadian Administrative Agent, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and the Lenders party thereto (the “Canadian Credit Agreement” and together with the U.S. Credit Agreement, the “Credit Agreements”).  Pursuant to these Credit Agreements, the Company and its subsidiaries are permitted to borrow up to an aggregate principal amount of $250.0 million, to be allocated between them depending on the respective borrowing base under each such agreement.  The Credit Agreements were amended on January 30, 2007 pursuant to the First Amendment to the Combined Credit Agreements (the “First Amendment”) to allow for subordinated debt and to amend the current ratio requirement.  A subsequent Letter Agreement was entered into on February 16, 2007, which established the borrowing base at $20.0 million and adjusted the applicable interest rates until a re-determination on the Company’s reserves and borrowing base was conducted.  The Credit Agreements were amended again on May 24, 2007 pursuant to a Second Amendment to the Combined Credit Agreements (the “Second Amendment” and together with the Credit Agreements and the First Amendment, the “Amended Credit Agreements”).

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Under the terms of the Second Amendment, the borrowing base of the Company increased to $35.0 million of which $20.0 million is conforming.  Interest on borrowings under the Amended Credit Agreements accrues at variable interest rates at either a Eurodollar rate or an alternative base rate at the Company’s election.  On loans made under the U.S. Credit Agreement, the Eurodollar rate is calculated at LIBOR plus an applicable margin, which is 2.0% assuming 100% utilization of the then conforming global borrowing base.  The alternate base rate is calculated as (1) the greater of (a) the Prime Rate or (b) the Federal Funds Effective Rate plus 0.50%, plus (2) an applicable margin of 0.5% assuming 100% utilization of the then conforming global borrowing base.  For loans made under the Canadian Credit Agreement, the Eurodollar rate is calculated at LIBOR plus an applicable margin of 2.0% assuming 100% utilization of the then conforming global borrowing base.  Canadian Prime loans are calculated at the Canadian Prime Rate plus an applicable margin of 0.5% assuming 100% utilization of the then conforming global borrowing base.  USBR Loans Rates are calculated at the USBR plus 0.5% and the Bankers Acceptance Stamping Fee is 2.0% assuming 100% utilization of the then conforming global borrowing base.  Storm Cat elects the basis of the interest rate at the time of each borrowing.  In addition, the Company is obligated to pay a commitment fee under the Amended Credit Agreements quarterly in arrears based on a percentage multiplied by the daily amount that the aggregate commitments exceed borrowings under the Amended Credit Agreements.  The commitment fee percentage is 0.5% assuming 100% utilization of the then conforming global borrowing base.  Loans made under the Amended Credit Agreements are secured by mortgages on the Company’s natural gas properties and guaranteed by its PRB assets.

On March 31, 2008, the Global Borrowing Base must equal the Conforming Borrowing Base.  The Amended Credit Agreements require the Company to hedge 80% of is current proved developed producing production as determined on January 1, 2007 for a term of three years.  The Amended Credit Agreements require the Company to comply with financial covenants as follows:  (1) a ratio of current assets to current liabilities (determined at the end of each quarter) of not less than 1:1;  and (2) a ratio of total funded debt to EBITDA (as such terms are defined in the Amended Credit Agreement) for the most recent quarter, annualized, not to be greater than 4:1 for the fiscal quarter ending June 30, 2007, and 3:1 for each subsequent quarter.  Quarterly compliance is calculated using a four quarter rolling methodology and measured against certain targets.

The Company was not in compliance of the EBITDA covenant as of June 30, 2007 and projected that it was probable that it would not be in compliance of the EBITDA covenant as of September 30, 2007. Waivers were obtained from JPMorgan for the quarter ended June 30, 2007 and the quarter ended September 30, 2007.  Pursuant to the provisions of the Emerging Issues Task Force (“EITF”) No. 86-30, Classifications of Obligations When a Violation is Waived by the Creditor, the Company projected that future compliance with existing covenants at year-end 2007 was probable.  Therefore, the Company has not reclassified amounts outstanding under the credit facility as current liabilities. The Company is currently working with JPMorgan on an amendment to the credit facility.  This amended credit facility is expected to have revised covenants, and as these revised covenants are currently unknown, management is not able to assess the likelihood of compliance until such time the amended credit facility is agreed to.  Until an agreement is reached, the borrowing base has been reduced to $27.5MM from $35.0MM.

As of June 30, 2007, the Company had $13.2 million outstanding under the Amended Credit Agreements.  An additional $5.0 million was drawn on the line on July 10, 2007, leaving a balance outstanding of $18.2 million subsequent to quarter-end.  At the time of the filing of this report, the Company has approximately $8.3 million available to borrow under the Amended Credit Agreements after taking into account approximately $1.0 million in letters of credit secured by the line.

Note 10.                      Convertible Notes

On January 19, 2007, Storm Cat entered into a Series A Note Purchase Agreement for the private placement of the Series A Notes in a total aggregate principal amount of $18.5 million and a Series B Note Purchase Agreement for the private placement the Series B Notes in a total aggregate principal amount of $31.7 million.  The Series A Notes and the Series B Notes are convertible into Storm Cat common shares at a price of $1.17 per share, as may be adjusted in accordance with the terms of the Series A Notes or the Series B Notes (as applicable), and the Company may force the conversion of the Series A Notes or the Series B Notes (as applicable) at any time 18 months after the closing date of the applicable issuance that its common shares trade above $2.05, as may be adjusted, for 20 days within a period of 30 consecutive trading days.

On January 30, 2007, Storm Cat closed the private placement of Series A Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106.  The Series A Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series A Notes bear interest at a rate of 9.25% per annum, commencing on January 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.

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On March 30, 2007, Storm Cat closed on $31.7 million of Series B Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106. The Series B Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series B Notes bear interest at a rate of 9.25% per annum, commencing on March 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.  In April, 2007, the Company collected $17.4 million in proceeds on the subscription receivable on its Series B Convertible Notes.

In Canada, any shares issued on conversion of the Series B Notes are also subject to a four month hold period and may not be traded before July 31, 2007 unless permitted under applicable securities legislation and the rules of the Toronto Stock Exchange.

As part of the private placements, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors requiring the Company to file with the SEC registration statements covering the common shares issuable upon conversion of the Series A Notes and the Series B Notes.  Under the terms of the Registration Rights Agreement, the Company had thirty days from the day of closing both the Series A Notes transaction and the Series B Notes transaction to file a Form S-1 registration statement with the SEC.  The Company fulfilled this obligation with respect to both the Series A Notes and the Series B Notes.

On June 29, 2007, the Company filed an amended S-1 registration statement for 12,679,486 shares underlying the conversion of the Series A Notes and 8,241,106 shares underlying the conversion of the Series B Notes.  The registration statement went effective on June 29, 2007.  This registration statement did not include all of the common shares that are issuable upon conversion of the Series A Notes and the Series B Notes.

The Company is required to file by September 1, 2007 an additional S-1 registration statement or, if eligible an S-3 registration statement, to register the remaining common shares issuable upon conversion of the Series A Notes and the Series B Notes.  The common shares remaining to be registered under the Series A Notes total 3,162,394 and under the Series B Notes total 18,818,723.  The Company has 150 days from the date of filing the additional registration statement to have the registration statement declared effective or pay liquidated damages in the amount of 1.0% of the aggregate purchase price per month ($257,179) to a maximum of 10.0% of the aggregate purchase price ($2,571,791).  Liquidated damages can, at the option of the Company, be paid in cash or in fully paid and non-assessable common shares if all equity conditions outlined in the Form S-1 registration statement are met.

Further detail of the agreement between the Company and the holders of the  Series A Notes and the Series B Notes is disclosed in three separate Forms 8-K filed by the Company on January 25, February 5, and April 5, 2007.

Note 11.                      Derivative Financial Instruments

Oil and Gas Commodity Hedges

The table below summarizes derivative instrument gain (loss) activity:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Derivative Instrument Gain (Loss) Activity	2007	2006	2007	2006
In Thousands
Derivative contract settlements realized in hedge gain (loss)	$1,395	$--	$1,820	$--
Change in fair value of derivatives	231	--	(1,360)	--
Total derivative instrument gain (loss)	$1,626	$--	$460	$--

To mitigate a portion of the potential exposure to adverse market changes, the Company has entered into various derivative contracts.  As of June 30, 2007, the Company had hedge contracts in place through April 2010 for a total of approximately 7,298,800 MMBtu of anticipated production.  The Company anticipates that all forecasted transactions will occur by the end of their originally specified periods.  All contracts are entered into for other than trading purposes.

As of June 30, 2007, all natural gas derivative instruments qualified as cash flow hedges for accounting purposes.  The estimated fair value of natural gas derivative contracts designated and qualifying as cash flow hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) was a decrease in the inception-to-date gain in fair value of derivatives of $1.36 million for the period ending June 30, 2007.  No hedges were in place during the first quarter of  2006.  The inception-to-date estimated fair value natural gas derivative contracts designated and qualifying as cash flow hedges at June 30, 2007 was $2.1 million; $0.3 million of which was classified as a long-term liability and $2.4 million of which was classified as a short-term asset.

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Realized gains or losses from the settlement of gas derivative contracts are reported in the natural gas revenue line of the consolidated statements of operations.  Changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in other comprehensive income until the hedged item is recognized in earnings.  Any change in fair value resulting from ineffectiveness is recognized currently in derivative loss in the consolidated statement of operations.

The Company has minimized ineffectiveness by entering into gas derivative contracts indexed to CIG.   As the Company’s derivative contracts contain the same index as the Company’s sale contracts, this results in hedges that are highly correlated with the underlying hedged item.

Note 12.                      Foreign Currency Risk

The Company is exposed to fluctuations in foreign currencies, primarily through its operations in Canada. The Company monitors this exposure but has not entered into any hedging arrangements to protect itself from currency fluctuations.  Canadian Dollars were converted to U.S. Dollars as of June 30, 2007 at $0.9443 as found on www.oanda.com/convert/fxhistory.

Note 13.                      Commitments and Contingencies

Operating Leases

The Company leases 8,802 square feet of administrative office space in the United States and 5,495 square feet of administrative office space in Canada under operating lease arrangements through November 30, 2009 and March 31, 2010, respectively.  A summary of future minimum lease payments under the non cancelable operating leases as of June 30, 2007 is as follows:

United States Operating Leases
Year Ending December 31, 2007	$77,201
Year Ending December 31, 2008	156,419
Year Ending December 31, 2009	145,233
Total U.S. operating lease obligation	$378,853

Commitments relative to Canadian leases are stated in U.S. Dollars utilizing the current average exchange rate for the period ended June 30, 2007 as reported by Oanda.com historical currency exchange rates.  The rate used for conversion and applied to the future minimum lease payments is $0.88199.

Canadian Operating Leases
Year Ending December 31, 2007	$56,923
Year Ending December 31, 2008	113,845
Year Ending December 31, 2009	113,845
Year Ending December 31, 2010	28,461
Total Canadian operating lease obligation	$313,074

Firm Transportation Commitments

The Company has a firm transportation agreement with an unaffiliated third party in place through April 11, 2013 to transport gas from Cheyenne Plains to ANR PEPL (Oklahoma).  The agreement calls for the Company to pay $0.34 per Dth on 2,000 Dth/D or approximately $20,000 per month.  The firm commitment payment is offset by any gathering charges for volumes shipped on the Cheyenne Plains pipeline to the ANR PEPL (Oklahoma) delivery hub.  Storm Cat has sold its 2,000 Dth/D capacity commitment for a period of sixteen months (from November 2006 through February 2008) at the full rate and volume commitment.

The Company also has a firm transportation agreement with an unaffiliated third party that expires November 30, 2013.  The agreement requires the Company to pay $0.15 per Dth on 100% load basis of 4,000 Dth/D.  Gas is received at Glenrock and WIC (“Wyoming Interstate Company”) delivered to the Dullknife hub.  The Company is currently meeting its volume commitment relative to this agreement.

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Note 14.                      Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with U.S. GAAP which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with Canadian GAAP.

Differences between U.S. GAAP and Canadian GAAP impact the Company as follows:

a)           Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s common shares at the date of the grant.  Under SFAS No. 123(R) the Company had accounted for its employee stock options under the fair value method.  The fair value is determined using an option pricing model that takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying common shares and the expected dividends, and the risk-free interest rate over the expected life of the option.

There is no difference between Canadian GAAP and U.S. GAAP for the six months ended June 30, 2007.

b)           Oil and Gas Properties

Prior to January 2004, there were certain differences between the full cost method of accounting for oil and gas properties as applied under Canadian GAAP and as applied under U.S. GAAP.  The principal difference was in the method of performing ceiling test evaluations under the full cost method of accounting rules.  Under Canadian GAAP, prior to January 2004, impairment of oil and gas properties was based on the amount by which a cost center’s carrying value exceeded its undiscounted future net cash flows from proved reserves using period-end, non-escalated prices and costs, less an estimate for future general and administrative expenses, financing costs and income taxes. Effective January 2004, Canadian GAAP requires recognition and measurement processes to assess impairment of oil and gas properties using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation. In the measurement of the impairment, the future net cash flows of a cost center’s proved and probable reserves are discounted using a risk-free interest rate.

For U.S. GAAP purposes, future net cash flows from proved reserves using period-end, non-escalated prices and costs, are discounted to present value at 10% per annum and compared to the carrying value of oil and gas properties.  At June 30, 2007 the Company performed a ceiling test in accordance with U.S. GAAP and determined that an impairment was not required (see Note 2 “Summary of Significant Accounting Policies – Oil and Gas Reserves” for further details).

c)           Comprehensive Loss

U.S. GAAP requires disclosure of comprehensive loss which includes net loss under U.S. GAAP plus the change in cumulative translation adjustment and the unrealized gain or loss on future volumes Storm Cat has hedged.  The Company has volumes hedged through April 2010 creating a current difference between U.S. and Canadian GAAP because the hedge gain or loss amounts are recognized on a current basis in the statement of operations under Canadian GAAP.

The concept of comprehensive loss did not come into effect until fiscal years beginning on or after October 1, 2006 for Canadian GAAP.  Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

d)           Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (the “Premium”) until the renunciation of expenditures has occurred. The Company issued 6,172,839 flow-through share units on September 27, 2006.  The Premium on flow-through share liability related to these share units is $2,086,233.  The June 30, 2007 liability outstanding related to these shares is $14,608.

Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced and that income tax benefits be recorded for the estimated future income taxes that were renounced.  Under U.S. GAAP, the initial liability is adjusted to a deferred income tax liability and as a result of the recalculation of the Company’s deferred taxes, this amount is ultimately recorded as an income tax benefit.

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The impact of the above on the financial statements is as follows:

Income Statement	Three Months Ended June 30,
dollars in thousands, except per share	2007	2006
Net loss for the year per U.S. GAAP	$(4,592)	$(1,184)
Difference in recovery of future income tax asset	(182)	-
Net loss for the year per Canadian GAAP	$(4,774)	$(1,184)
Basic and diluted loss per share per Canadian GAAP	$(0.06)	$(0.02)
Weighted average number of shares outstanding per U.S. GAAP	81,045,122	66,504,095

Income Statement	Six Months Ended June 30,
dollars in thousands, except per share	2007	2006
Net loss for the year per U.S. GAAP	$(5,939)	$(2,490)
Difference in recovery of future income tax asset	1,544	1,663
Net loss for the year per Canadian GAAP	$(4,395)	$(827)
Basic and diluted loss per share per Canadian GAAP	$(0.06)	$(0.01)
Weighted average number of shares outstanding per U.S. GAAP	80,816,505	66,145,091

Balance Sheet	June 30,	June 30,
dollars in thousands	2007	2006
Total assets per U.S. GAAP	$131,425	$56,368
Total assets per Canadian GAAP	$131,425	$56,368

Total liabilities per U.S. GAAP	72,608	10,915
Adjustment for flow-through share liability	(15)	-
Total liabilities per Canadian GAAP	$72,593	$10,915

Stockholders’ Equity	June 30,	June 30,
dollars in thousands	2007	2006
Cummulative deficit, end of the year, per U.S. GAAP	$(22,562)	$(12,251)
Difference in recovery of future income tax asset	2,822	1,663
Adjustment for flow-through share liability	(2,071)	-
Deficit, end of the year, per Canadian GAAP	(21,811)	(10,588)
Adjustment for tax effects of flow-through share liability	(736)	(1,663)
Share capital, share subscriptions and contributed surplus, other comprehensive income per Canadian and U.S. GAAP	81,379	57,704
Stockholders’ equity per Canadian GAAP	$58,832	$45,453
Stockholders’ equity per U.S. GAAP	$58,817	$45,453

Cash Flow Statement	Six Months Ended June 30,
dollars in thousands	2007	2006
Cash flows from operating activities per U.S. GAAP	$(7,024)	$1,774
Difference in recovery of future income tax asset	(1,544)	(1,663)
Cash flows from operating activities per Canadian GAAP	(8,568)	111

Cash flows from financing activities per U.S. GAAP	34,274	2,093
Difference in recovery of future income tax asset	1,544	1,663
Cash flows from financing activities per Canadian GAAP	35,818	3,756

Cash flows from investing activities per U.S. GAAP	(32,417)	(21,992)
Cash flows from investing activities per Canadian GAAP	(32,417)	(21,992)

Increase (decrease) in cash per U.S. GAAP and Canadian GAAP	$(5,167)	$(18,125)

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, the terms “Storm Cat,”, “the Company”, “SCE”, “we,” “us,” “our” or “ours” when used herein this Item refer to Storm Cat Energy Corporation, together with its operating subsidiaries.  When the context requires, the Company refers to these entities separately.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This publication contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to matters such as the Company’s drilling and other exploration plans and projected well economics. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; including production and reserve estimates, and potential benefits to Storm Cat of such acquisitions, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to receipt of necessary approval from regulatory bodies, the failure to achieve the anticipated benefits of the acquisition, the failure to close the acquisition, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission (www.sec.gov), including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Overview

Storm Cat is an independent oil and gas company focused, primarily, on the exploration, production and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations and, secondarily, from conventional formations. The Company has producing properties in Wyoming’s Powder River Basin (“PRB”) and Arkansas’ Arkoma Basin (“Fayetteville Shale”) and exploration and development acreage in Canada. Storm Cat continues to execute on its long-term strategy of growth through development and the acquisition of prospective acreage that compliments its existing assets and exploits the abilities of the Company’s technical staff.

Storm Cat continued to build on its track record of production growth in the second quarter of 2007. Total net sales increased 12.6% quarter-to-quarter from 662.6 MMcf in the first quarter 2007 to 745.8 MMcf during the second quarter 2007.  Exit rate production for the quarter increased 15.3% from 8.5 MMcf/d at March 31, 2007 to 9.8 MMcf/d at June 30, 2007.

Year-over-year production increased 218.2% from 234.4 MMcf in the second quarter 2006 to 745.8 MMcf in the second quarter 2007.

The Company drilled 18 gross wells in the second quarter of 2007, all of which were drilled in the PRB. Year-to-date, the Company has drilled 39 wells, 38 of which are located in the PRB.  Year-to-date 2007 finding and development costs in the PRB approximate $1.20 per Mcf.  Total project capital expenditures during the second quarter of 2007 were approximately $12.4 million.  2007 year-to-date capital expenditures total $21.4 million.

For the remainder of 2007, Storm Cat will continue the development of its four key operating areas: the PRB, Fayetteville Shale, Elk Valley and Alberta. Management expects production and proved reserves in the PRB to continue to grow during the second half of 2007.  If drilling and completion activities in the Fayetteville Shale are successful, the Company expects to book year-end reserves for the Fayetteville Shale.  De-watering results from the Elk Valley project are anticipated to provide determinative data by the fourth quarter of 2007.  Finally, Storm Cat is targeting conventional prospects associated with the Company’s acreage position in Alberta.

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2007 Activity in the Powder River Basin

Storm Cat owns approximately 41,730 gross acres and 31,905 net acres in the Powder River Basin in Wyoming.

During the second quarter 2007, the Company drilled 18 wells bringing its total well count to 355 wells, of which 314 are Company-operated.  Production from the PRB at June 30, 2007 was 18.7 MMcf/d gross and 9.6 MMcf/d net.  The Company plans to add approximately 125 wells in the PRB in 2007.

2007 Activity in the Fayetteville Shale Area of Arkansas

Storm Cat’s current acreage position is 22,678 gross acres and 17,518 net acres in the Fayetteville Shale play in Arkansas.  The Company owned or controlled 20,051 gross and 13,982 net acres at December 31, 2006.  During the first half of 2007, Storm Cat added approximately 3,536 net acres in the Fayetteville Shale which are contiguous to and interspersed with the Company’s current acreage position.

In the second quarter, Storm Cat commenced the drilling of its first of three Company-operated horizontal wells budgeted in 2007 in the Fayetteville Shale. The second and third wells budgeted in 2007 are anticipated to be drilled during the third quarter of 2007.  The Company expects to have initial results from these wells during the second half of 2007. In addition, Storm Cat is in the final stages of negotiations for the construction of a sales pipeline to its acreage.  Right-of-ways are being secured and, assuming successful results from the three wells, construction of the sales pipeline is expected to begin during late third quarter or early fourth quarter 2007.  Finally, in 2007, Storm Cat has elected to participate in 16 non-operated Fayetteville Shale wells.  It owns between a 1% and 8% working interest in these wells, which are at various stages of planning, drilling, completion or production.  Current non-operated production associated with these wells is 0.2 MMcf/d net.

2007 Activity in British Columbia, Canada (Elk Valley)

Storm Cat holds approximately 77,775 gross and net acres in the Company’s Elk Valley coalbed methane project located in southeastern British Columbia.

Nine wells, including five wells drilled in 2006, are currently in the de-watering and evaluation stage.  The Company remains encouraged by water and associated gas production rates that are being observed and expects to make a determination as to the economic viability of the project at year-end 2007.

2007 Activity in Alberta, Canada (Western Canadian Sedimentary Basin)

Storm Cat owns or controls approximately 19,693 gross acres and 17,453 net acres in the Western Canadian Sedimentary Basin of Alberta, Canada.

In 2006, activity focused on evaluating the economic potential of Horseshoe Canyon and Mannville Coals.  Results have been inconclusive to date. Storm Cat drilled one Horseshoe Canyon / Belly River sand well during the first quarter of 2007 in Alberta.  Results from this well are pending additional production testing.

At present, the Company is exploring conventional prospects that may also present unconventional opportunities.  The Company expects capital expenditures of up to $4.0 million on these projects in the second half of 2007.

2007 Activity in Alaska

The Company holds approximately 24,505 gross and net acres in the onshore area of the Cook Inlet Region of Alaska and drilled one well on this acreage in 2006.  Storm Cat is in the process of evaluating completion potential and business opportunities associated with its acreage.

Business Risks

The exploration for, and acquisition, development, production and sale of natural gas is highly competitive and capital intensive. As in any commodity business, the market price of the commodity produced and the costs associated with finding, acquiring, extracting and financing the operation are critical to profitability and long-term value creation for shareholders.  Generating reserve and production growth while containing costs represents an ongoing focus for management, and is made particularly important in the Company’s business by the natural production and reserve decline associated with oil and gas properties. In addition to developing new reserves, Storm Cat competes to acquire additional reserves, which involves judgments regarding recoverable reserves, future gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. During periods of high gas prices, third party contractor and material cost increases are more prevalent due to increased competition for goods and services. Other challenges the Company faces include attracting and retaining qualified personnel, gaining access to equipment and supplies and maintaining access to capital on sufficiently favorable terms.

- B20 -

Please see “Risk Factors” under Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 for more information about these risks and others.

Storm Cat has taken the following steps to mitigate the business challenges it faces:

•
The Company actively manages its exposure to commodity price fluctuations by hedging meaningful portions of expected production through the use of derivatives. Detailed hedging policy and procedures are outlined in the Company’s Hedging Policy.

•	Storm Cat has a multi-year inventory of drilling locations associated with its CBM and shale assets, allowing it the opportunity to grow reserves and replace and expand production organically.

•	The Company has put in place a Delegation of Authority policy outlining the hierarchy of authorization for expenditures and commitments and to provide checks and balances.

•	A comprehensive Authorization for Expenditure policy allows for the tracking of all significant capital expenditures so that budget to actual integrity can be monitored and maintained.

•	Storm Cat uses third party engineering to evaluate acquisitions and estimate year-end reserves. This provides an unbiased check against the Company’s internal evaluations.

•
Employees and Directors sign a Code of Business Conduct and Ethics which contains a Whistle Blower Policy with an anonymous hotline to the Audit Committee Chair so that fraud or violation of the Company’s policies can be reported immediately and appropriate action taken.

•
The Board of Directors for the Company includes a majority of independent Board Members. The Audit and Compensation Committees are exclusively independent directors. The Board and the Audit Committee meet a minimum of once each quarter. The Audit Committee meets regularly with the auditors in sessions where management is not present.

2007 Capital Budget

Storm Cat’s Board of Directors approved a $40.0 million capital expenditure program for 2007 subject to a quarter-by-quarter review and reauthorization by the Board.   The 2007 capital budget includes $20.0 million for drilling approximately 125 wells in the PRB; $10.0 million for the drilling and completion of three Storm Cat operated wells in the Fayetteville Shale; and $10.0 million in Canada to maintain de-watering operations in Elk Valley and for drilling and completion activities in other Canadian projects.  The $40.0 million capital budget will be funded through cash flow from operations and cash-on-hand, augmented by the existing $35.0 million reserve-based revolving line of credit with JPMorgan and the Company’s recent $50.2 million subordinated debt financing.

The 2007 capital budget may be revised based on the evaluation of all factors affecting the industry including, without limitation, drilling rig and oilfield service availability drilling results, operational developments, unanticipated transaction opportunities, market conditions and commodity price fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had approximately $2.2 million of working capital, which is sufficient to cover all of its short-term obligations.  Long-term obligations include borrowings under the $35.0 million reserve-based revolving line of credit with JPMorgan and the Series A Notes and the Series B Notes, currently at $63.4 million.  To meet its long-term obligations, the Company will need to generate internal cash flow or will have to look to equity or debt markets for additional capital.

- B21 -

Repayment of these obligations through growth in cash flow depends upon the successful development of Storm Cat’s natural gas reserves.  There is no guarantee that the Company will be successful in developing its reserves or that commodity prices will remain at a level that makes these assets economically viable. The Company has entered into financial hedges to protect its cash flow (see Note 11 “Derivative Financial Instruments” for further information); however, as additional gas production is developed and hedges expire, the Company’s cash flow will be subject to changes in commodity prices.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the cash flow from natural gas production from the Company’s producing properties, the success or failure of the Company’s exploration programs, and any future acquisition of new project interests.

The following table summarizes the Company’s sources and uses of cash for the six months ended June 30, 2007 and 2006, respectively.

	Six Months Ended
Sources and Uses of Cash	June 30,
In Thousands	2007	2006
Net cash provided by (used in) operations	$(7,024)	$1,774
Net cash used in investing activities	(32,417)	(21,992)
Net cash provided by financing activities	34,274	2,093
Effect of exchange rate changes on cash	883	958
Net cash flow	$(4,284)	$(17,167)

The decrease in cash provided by (used in) operations from the second quarter 2006 to the second quarter 2007 is primarily due to a reduction in operating working capital stemming from a significant reduction in accounts payable that was on the books at year-end 2006.  The increase in cash used in investing activities is the result of development and exploration programs undertaken in the first half of 2007.  Storm Cat also incurred a significant portion of 2006 budgeted capital expenditures in 2007 which is reflected in cash flows from investing activities.  The change in cash provided by financing activities is primarily related to the issuance of the Series A Notes and the Series B Notes in the first quarter of 2007.

Working Capital

At December 31, 2006 Storm Cat’s current liabilities of approximately $29.1 million exceeded its current assets of $13.5 million resulting in a working capital deficit of $15.6 million.  This compares to a working capital surplus of $2.2 million as of June 30, 2007.  The working capital surplus in 2007 is directly attributable to the net proceeds received from the sale of the Series A Notes and the Series B Notes.

Liquidity Indicators	June 30,	December 31,
In Thousands	2007	2006
Accumulated deficit	$22,562	$16,623
Working capital	$2,233	$(15,594)

Bank Credit Facility

Senior Credit Facility

On July 28, 2006, Storm Cat entered into a Credit Agreement, with JPMorgan Chase Bank, N.A., as Global Administrative Agent, and the Lenders party thereto (the “U.S. Credit Agreement”).   Additionally, on July 28, 2006, Storm Cat entered into a Credit Agreement with JPMorgan Chase Bank, N.A., Toronto Branch as Canadian Administrative Agent, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and the Lenders party thereto (the “Canadian Credit Agreement” and together with the U.S. Credit Agreement, the “Credit Agreements”).  Pursuant to these Credit Agreements, the Company and its subsidiaries are permitted to borrow up to an aggregate principal amount of $250.0 million, to be allocated between them depending on the respective borrowing base under each such agreement.  The Credit Agreements were amended on January 30, 2007 pursuant to the First Amendment to the Combined Credit Agreements (the “First Amendment”) to allow for subordinated debt and to amend the current ratio requirement.  A subsequent Letter Agreement was entered into on February 16, 2007, which established the borrowing base at $20.0 million and adjusted the applicable interest rates until a re-determination of the Company’s reserves and borrowing base was conducted.  The Credit Agreements were amended again on May 24, 2007 pursuant to a Second Amendment to the Combined Credit Agreements (the “Second Amendment” and together with the Credit Agreements and the First Amendment, the “Amended Credit Agreements”).

- B22 -

Under the terms of the Second Amendment, the borrowing base of the Company increased to $35.0 million of which $20.0 million is conforming.  Interest on borrowings under the Amended Credit Agreements accrues at variable interest rates at either a Eurodollar rate or an alternative base rate, at the Company’s election.  On loans made under the U.S. Credit Agreement, the Eurodollar rate is calculated at LIBOR plus an applicable margin, which is 2.0% assuming 100% utilization of the then conforming global borrowing base.  The alternate base rate is calculated as (1) the greater of (a) the Prime Rate or (b) the Federal Funds Effective Rate plus 0.50%, plus (2) an applicable margin of 0.5% assuming 100% utilization of the then conforming global borrowing base.  For loans made under the Canadian Credit Agreement, the Eurodollar rate is calculated at LIBOR plus an applicable margin of 2.0% assuming 100% utilization of the then conforming global borrowing base.  Canadian Prime loans are calculated at the Canadian Prime Rate plus an applicable margin of 0.5% assuming 100% utilization of the then conforming global borrowing base.  USBR Loans Rates are calculated at the USBR plus 0.5% and the Bankers Acceptance Stamping Fee is 2.0% assuming 100% utilization of the then conforming global borrowing base.  Storm Cat elects the basis of the interest rate at the time of each borrowing.  In addition, the Company is obligated to pay a commitment fee under the Amended Credit Agreements quarterly in arrears based on a percentage multiplied by the daily amount that the aggregate commitments exceed borrowings under the Amended Credit Agreements.  The commitment fee percentage is 0.5% assuming 100% utilization of the then conforming global borrowing base.  Loans made under the Amended Credit Agreements are secured by mortgages on the Company’s natural gas properties and guaranteed by its PRB assets.

On March 31, 2008, the Global Borrowing Base must equal the Conforming Borrowing Base.  The Amended Credit Agreements require the Company to hedge 80% of is current proved developed producing production as determined on January 1, 2007 for a term of three years.  The Amended Credit Agreements require the Company to comply with financial covenants as follows:  (1) a ratio of current assets to current liabilities (determined at the end of each quarter) of not less than 1:1;  and (2) a ratio of total funded debt to EBITDA (as such terms are defined in the Amended Credit Agreement) for the most recent quarter, annualized, not to be greater than 4:1 for the fiscal quarter ending June 30, 2007, and 3:1 for each subsequent quarter.  Quarterly compliance is calculated using a four quarter rolling methodology and measured against certain targets.

The Company was not in compliance of the EBITDA covenant as of June 30, 2007 and projected that it was probable that it would not be in compliance of the EBITDA covenant as of September 30, 2007. Waivers were obtained from JPMorgan for the quarter ended June 30, 2007 and the quarter ended September 30, 2007.  Pursuant to the provisions of the Emerging Issues Task Force (“EITF”) No. 86-30, Classifications of Obligations When a Violation is Waived by the Creditor, the Company projected that future compliance with existing covenants at year-end 2007 was probable.  Therefore, the Company has not reclassified amounts outstanding under the credit facility as current liabilities. The Company is currently working with JPMorgan on an amendment to the credit facility.  This amended credit facility is expected to have revised covenants, and as these revised covenants are currently unknown, management is not able to assess the likelihood of compliance until such time the amended credit facility is agreed to.  Until an agreement is reached, the borrowing base has been reduced to $27.5MM from $35.0MM.

As of June 30, 2007, the Company had $13.2 million outstanding under the Amended Credit Agreements.  An additional $5.0 million was drawn on the line on July 10, 2007, leaving a balance outstanding of $18.2 million subsequent to quarter-end.  At the time of the filing of this report, the Company has approximately $8.3 million available to borrow under the Amended Credit Agreements after taking into account approximately $1.0 million in letters of credit secured by the line.
- B23 -

Convertible Notes

On January 19, 2007, Storm Cat entered into a Series A Note Purchase Agreement for the private placement of the Series A Notes in a total aggregate principal amount of $18.5 million and a Series B Note Purchase Agreement for the private placement the Series B Notes in a total aggregate principal amount of $31.7 million.  The Series A Notes and the Series B Notes are convertible into Storm Cat common shares at a price of $1.17 per share, as may be adjusted in accordance with the terms of the Series A Notes or the Series B Notes (as applicable), and the Company may force the conversion of the Series A Notes or the Series B Notes (as applicable) at any time 18 months after the closing date of the applicable issuance that its common shares trade above $2.05, as may be adjusted, for 20 days within a period of 30 consecutive trading days.

On January 30, 2007, Storm Cat closed the private placement of Series A Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106.  The Series A Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series A Notes bear interest at a rate of 9.25% per annum, commencing on January 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.

On March 30, 2007, Storm Cat closed on $31.7 million of Series B Notes to qualified institutional and accredited investors in a private placement pursuant to Regulation D of the Securities Act of 1933, as amended, and exemptions from Canadian prospectus and registration requirements under National Instrument 45-106. The Series B Notes will mature on March 31, 2012, unless earlier converted, redeemed or repurchased.  The Series B Notes bear interest at a rate of 9.25% per annum, commencing on March 30, 2007.  Interest on the Series A Notes is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2007.  In April, 2007, the Company collected $17.4 million in proceeds on the subscription receivable on its Series B Convertible Notes.

In Canada, any shares issued on conversion of the Series B Notes are also subject to a four month hold period and may not be traded before July 31, 2007 unless permitted under applicable securities legislation and the rules of the Toronto Stock Exchange.

As part of the private placements, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors requiring the Company to file with the SEC registration statements covering the common shares issuable upon conversion of the Series A Notes and the Series B Notes.  Under the terms of the Registration Rights Agreement, the Company had thirty days from the day of closing both the Series A Notes transaction and the Series B Notes transaction to file a Form S-1 registration statement with the SEC.  The Company fulfilled this obligation with respect to both the Series A Notes and the Series B Notes.

On June 29, 2007, the Company filed an amended S-1 registration statement for 12,679,486 shares underlying the conversion of the Series A Notes and 8,241,106 shares underlying the conversion of the Series B Notes.  The registration statement went effective on June 29, 2007.  This registration statement did not include all of the common shares that are issuable upon conversion of the Series A Notes and the Series B Notes.

The Company is required to file by September 1, 2007 an additional S-1 registration statement or, if eligible an S-3 registration statement, to register the remaining common shares issuable upon conversion of the Series A Notes and the Series B Notes.  The common shares remaining to be registered under the Series A Notes total 3,162,394 and under the Series B Notes total 18,818,723.  The Company has 150 days from the date of filing the additional registration statement to have the registration statement declared effective or pay liquidated damages in the amount of 1.0% of the aggregate purchase price per month ($257,179) to a maximum of 10.0% of the aggregate purchase price ($2,571,791).  Liquidated damages can, at the option of the Company, be paid in cash or in fully paid and non-assessable common shares if all equity conditions outlined in the Form S-1 registration statement are met.

Further detail of the agreement between the Company and the holders of the  Series A Notes and the Series B Notes is disclosed in three separate Forms 8-K filed by the Company on January 25, February 5, and April 5, 2007.

-B24 -

Additional Financing

The Company is constantly investigating participation opportunities in additional exploration and development projects.  If new project interests are acquired, the Company will require additional funds for acquisition and exploration and/or development of these new projects.

Off-Balance Sheet Arrangements

From time-to-time, Storm Cat enters into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of June 30, 2007, the off-balance sheet arrangements and transactions that Storm Cat has entered into include undrawn letters of credit, operating lease agreements and gas transportation commitments. The Company does not believe that these arrangements are reasonably likely to materially affect its liquidity or availability of, or requirements for, capital resources.

Recent Developments

Effective April 9, 2007, J. Scott Zimmerman resigned as President and Chief Executive Officer of Storm Cat.

On May 18, 2007, the Company entered into a Separation Agreement with Mr. Zimmerman. The Separation Agreement provided that the Company pay Mr. Zimmerman $350,000 in a single lump sum payment on May 26, 2007, subject to statutory and authorized deductions. The Separation Agreement accelerated the vesting on all stock options held by Mr. Zimmerman.  All unexercised stock options issued to Mr. Zimmerman continue to be exercisable until the original expiration date(s).  The accelerated options have been fully expensed for a total of $336,987 as of June 30, 2007.  The Separation Agreement also contains (1) a mutual release and waiver by both parties for matters pertaining to or arising out of Mr. Zimmerman's employment, (2) a 12-month limited non-competition covenant by Mr. Zimmerman and (3) provisions related to the non-disclosure of confidential information, the non-solicitation of certain employees and mutual non-disparagement.

On June 21, 2007, the Company announced that Joseph M. Brooker, who had been working with the Company as an independent consultant since early 2007, had been named Chief Executive Officer. Mr. Brooker was also appointed to the Company’s Board of Directors following its Annual General Meeting of Shareholders on June 21, 2007. He assumed the duties as Chief Executive Officer effective July 2, 2007.

On the same day, Storm Cat also announced that Keith Knapstad, who had been serving as Acting Chief Executive Officer and President of Storm Cat since March 9, 2007, had been appointed President and Chief Operating Officer and resigned his position as Acting Chief Executive Officer and President. Mr. Knapstad will continue to have oversight and control of all aspects of the Company’s United States and Canadian operations.

On July 11, 2007, the Company announced that Don Martin, Vice President of Canadian and International Operations, had resigned his position effective July 31, 2007 to pursue other opportunities.

- B25 -

Results of Operations

Comparative Results of Operations for the Six Months Ended June 30, 2007 and 2006

Selected Operating Data:	Six Months Ended June 30,
	2007	2006
Net Sales Volume:
Natural gas (MMcf)	1,408.4	457.4

Oil and Gas Sales (In Thousands)
Natural gas	$7,580	$2,878

Average Sales Prices:
Natural gas (per Mcf)	$5.38	$6.29

Additional Data (per Mcf):
Gathering and transportation	$0.68	$1.23
Lease operating expenses	$1.10	$2.13
Ad valorem and property taxes	$0.43	$0.83
Depreciation, depletion, amortization and accretion	$2.49	$2.63
General and administrative, net of capitalization	$3.52	$2.46
Stock-based compensation	$0.84	$3.17

Natural Gas Sales.  Natural gas sales revenue increased approximately 163.4% from $2.878 million in the first six months of 2006 to $7.580 million for the same period in 2007.  Sales revenue is a function of sales volumes and average sales prices. Sales volumes increased 207.9% between periods.  The volume increase resulted primarily from acquisition and successful drilling activities over the past year that produced increased sales volumes which more than offset the natural decline in production.  The Company’s average price for natural gas decreased 14.5% between periods.

Lease Operating Expenses.  Lease operating expenses increased approximately $0.576 million to $1.548 million in the first six months of 2007 compared to $0.972 million the first six months of 2006.  The increase resulted primarily from costs associated with new property acquisitions and drilling in the current year.  Lease operating expenses as a percentage of oil and gas sales decreased from 46.9% during the first six months of 2006 to 28.5% during the first six months of 2007 as lease operating cost increases did not keep pace with volume increases.  Lease operating expenses per Mcf decreased 48.3% from $2.13 during the first six months of 2006 to $1.10 during the same period in 2007.

Ad Valorem and Property Taxes. Ad valorem and property taxes increased approximately $0.233 million to $0.611 million in the first six months of 2007 compared to $0.378 million the first six months of 2006.  The increase resulted primarily from gas volume increases over the past year.  Ad valorem and property taxes as a percentage of oil and gas sales decreased from 13.1% during the first six months of 2006 to 8.1% during the first six months of 2007.  This decrease is attributable to lower CIG pricing in the second quarter of 2007 as compared to 2006.  Volatility in gas sales prices has been normalized by the Company’s hedge contracts, but the valuation for taxes is based on market price.  Ad valorem and property tax per Mcf decreased 47.5% from $0.83 during the first six months of 2006 to $0.43 during the same period in 2007.

- B26 -

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by $2.354 million to $3.415 million during the first six months of 2007 compared to $1.061 million for the same period in 2006.  This increase resulted from increased production generated by properties recently acquired.  The per Mcf rate decreased $0.13 or 5.0% from $2.63 in the first six months of 2006 to $2.49 for the same period in 2007.  The components of depreciation, depletion and amortization expense were as follows:

Depreciation, Depletion and Amortization	Six Months Ended June 30,
In Thousands	2007	2006
Depreciation	$128	$149
Depletion	3,287	912
Amortization	--	--
Total depreciation, depletion and amortization	$3,415	$1,061

General and Administrative Expense. The Company reports general and administrative expense net of stock-based compensation and capitalized internal costs.  The components of general and administrative expense were as follows:

General and Administrative Expense	Six Months Ended June 30,
In Thousands	2007	2006
General and administrative expense	$4,963	$2,240
Stock-based compensation	1,189	1,451
Capitalized internal costs	--	(1,114)
Total general and administrative expense, net	$6,152	$2,577

Net general and administrative expense increased $3.575 million to $6.152 million during the initial six months of 2007 compared to $2.577 million during the same period in 2006.  On a per Mcf basis, net general and administrative expense increased 43.1% from $2.46 in the first half of 2006 to $3.52 for the same period in 2007.  The period-over-period change is comprised of several factors, including a lump sum severance payment made to J. Scott Zimmerman in the second quarter of 2007 for $0.350 million.  Additionally, salaries and related taxes and benefits, excluding Mr. Zimmerman’s severance payment, totaled $1.550 million in the first half of 2007 compared to $1.067 million in the first half of 2006; and legal fees increased by $0.168 million quarter-over-quarter.  General and administrative expense in the second quarter of 2007 also included $0.159 million related to the reclassification of reserve audit fees from lease operating expense to general and administrative.  Bank fees related to alternative financing of $0.300 million were incurred in the first half of 2007, and the amortization of debt issuance cost in 2007 was $0.600 million.  Beginning with 2007, Storm Cat discontinued the capitalization of internal costs.  In the first half of 2006, $1.114 million of internal costs were capitalized.

Impairment.  There was no impairment recorded in the six months ended June 30, 2007 or 2006.

Income Tax.  The income tax benefit realized in the first half of 2007 was $1.278 million.  This is a tax benefit that is passed on to our flow-through shareholders.  In order to have this tax benefit, the flow-through shareholders pay a premium above market for their shares.  This premium is reduced in equity and recorded as a liability.  As the capital obligation is spent, the liability is reduced and an income tax benefit is recorded to the income statement.  A flow-through share liability of $15,000 still remains on the Company’s balance sheet and the associated capital must be spent by December 31, 2007.

Interest Expense.  Interest expense during the first half of 2007 consists primarily of interest expense related to the Company’s senior credit facility with JPMorgan and on the Series A Notes and the Series B Notes.  These obligations were not in place in the first half of 2006.

Known Future Trends.  The Company expects continued increases in its production, revenue and lease operating expenses and interest expense due to its capital expenditure plans and wells coming on production.   The Company also expects ongoing significant capital expenditures in order to explore and develop its current acreage.

- B27 -

Comparative Results of Operations for the Three Months Ended June 30, 2007 and 2006

Selected Operating Data:	Three Months Ended June 30,
	2007	2006
Net Sales Volume:
Natural gas (MMcf)	745.8	234.4

Oil and Gas Sales (In Thousands)
Natural gas	$3,668	$1,599

Average Sales Prices:
Natural gas (per Mcf)	$4.92	$6.82

Additional Data (per Mcf):
Gathering and transportation	$0.53	$1.19
Lease operating expenses	$1.31	$2.52
Ad valorem and property taxes	$0.38	$0.78
Depreciation, depletion, amortization and accretion	$2.52	$2.98
General and administrative, net of capitalization	$3.70	$2.03
Stock-based compensation	$0.98	$2.91

Natural Gas Sales.  Natural gas sales revenue increased approximately 129.4% from $1.599 million in the second quarter of 2006 to $3.668 million for the same period in 2007.  Sales revenue is a function of sales volumes and average sales prices. Sales volumes increased 218.2% between periods.  The volume increase resulted primarily from acquisition and successful drilling activities over the past year that produced increased sales volumes which more than offset the natural decline in production.  The Company’s average price for natural gas decreased 27.9% between periods.

Lease Operating Expenses.  Lease operating expenses increased approximately $0.298 million to $1.072 million in the second quarter of 2007 compared to $0.774 million the second quarter of 2006.  The increase resulted primarily from costs associated with new property acquisitions and drilling in the current year.  Lease operating expense as a percentage of oil and gas sales decreased from 48.4% during the second quarter of 2006 to 34.2% during the second quarter of 2007 as lease operating cost increases did not keep pace with volume increases.  Lease operating expense per Mcf decreased 48.2% from $2.52 during the second quarter of 2006 to $1.31 during the same period in 2007.

Ad Valorem and Property Taxes. Ad valorem and property taxes increased approximately $0.098 million to $0.282 million in the second quarter of 2007 compared to $0.184 million the second quarter of 2006.  The increase resulted primarily from gas volume increases over the past year.  Ad valorem and property taxes as a percentage of oil and gas sales decreased from 11.5% during the second quarter of 2006 to 7.7% during the second quarter of 2007.  This decrease is attributable to lower CIG pricing in the second quarter of 2007 as compared to 2006.  Volatility in gas sales prices has been normalized by the Company’s hedge contracts, but the valuation for taxes is based on market price.  Ad valorem and property tax per Mcf decreased 51.7% from $0.78 during the second quarter of 2006 to $0.38 during the same period in 2007.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased by $1.270 million to $1.843 million during the second quarter of 2007 compared to $0.573 million for the same period in 2006.  This increase resulted from increased production from recent acquisitions and an increase in the DD&A rate.  The per Mcf rate decreased $0.46 or 15.3% from $2.98 in the second quarter of 2006 to $2.52 for the same period in 2007.  The components of depreciation, depletion and amortization expense were as follows:

Depreciation, Depletion and Amortization	Three Months Ended June 30,
In Thousands	2007	2006
Depreciation	$54	$73
Depletion	1,742	500
Amortization	--	--
Total depreciation, depletion and amortization	$1,796	$573

- B28 -

General and Administrative Expense. The Company reports general and administrative expense net of stock-based compensation and capitalized internal costs.  The components of general and administrative expense were as follows:

General and Administrative Expense	Three Months Ended June 30,
In Thousands	2007	2006
General and administrative expense	$2,763	$1,206
Stock-based compensation	728	683
Capitalized internal costs	--	(730)
Total general and administrative expense, net	$3,491	$1,159

Net general and administrative expense increased $2.332 million to $3.491 million during the second quarter of 2007 compared to $1.159 million during the same period in 2006.  On a per Mcf basis, net general and administrative expense increased 82.4% from $2.03 in the second quarter of 2006 to $3.70 for the same period in 2007.  In the second quarter of 2007, a lump sum severance payment of $0.350 million was made to J. Scott Zimmerman.  Salaries and related benefits and taxes in the second quarter of 2007 totaled $0.785 million, excluding the severance payment and associated taxes made to Mr. Zimmerman. Additionally, debt issuance costs of $0.453 million (primarily related to the amortized portion of fees associated with the Series A Notes and the Series B Notes) were recorded in the second quarter of 2007.  In total, Storm Cat incurred $1.219 million in one-time general and administrative expenses in the second quarter of 2007 for severance payments and non-recurring fees relative to the registration of the Series A Notes and the Series B Notes including debt issuance costs, legal fees, registration fees and other related charges.  Beginning in 2007, Storm Cat discontinued the capitalization of internal costs.  In the second quarter of 2006, $0.729 million of internal costs were capitalized.

Firm Transportation Commitments

The Company has a firm transportation agreement in place through April 11, 2013 to transport gas from Cheyenne Plains to ANR PEPL (Oklahoma).  The agreement calls for the Company to pay $0.34 per Dth on 2,000 Dth/D or approximately $20,000 per month.  The firm commitment payment is offset by any gathering charges for volumes shipped on the Cheyenne Plains pipeline to the ANR PEPL (Oklahoma) delivery hub.  Storm Cat has sold its 2,000 Dth/D capacity commitment for a period of sixteen months (from November 2006 through February 2008) at the full rate and volume commitment.

The Company also has a firm transportation agreement with an unaffiliated third party that expires November 30, 2013.  The agreement requires the Company to pay $0.15 per Dth on 100% load basis of 4,000 Dth/D.  Gas is received at Glenrock and WIC and delivered to the Dullknife hub.  The Company is currently meeting its volume commitment relative to this agreement.

Outstanding Share Data

As of June 30, 2007, the Company had 81,004,820 shares issued and outstanding, and 4,649,569 share purchase, finder fee and agent warrants outstanding.  Also at June 30, 2007, there were 4,760,000 common share options outstanding under the Company’s Amended and Restated Share Option Plan and 122,500 unvested RSUs outstanding under the Company's Restricted Share Unit Plan.  The total amount of common shares reserved for issuance under the Amended and Restated Share Option Plan and the Restricted Share Unit Plan as of June 30, 2007 was 4,882,500 common shares.  There were also 15,841,880 common shares reserved for issuance upon conversion of the Series A Notes and 27,059,829 common shares reserved for issuance upon conversion of the Series B Notes.

During the six months ended June 30, 2007, 500,000 options were exercised for gross proceeds of $169,145; and 75,000 RSUs vested generating an expense to the Company of $79,061.  No warrants were exercised during this six-month period.

Related Party Transactions

The Company has an agreement with Beatty & Wozniak, P.C., a law firm of which Mr. Wozniak is a partner, for  retainer and legal fees of a minimum of $10,000 per month plus reasonable expenses.  The Company paid Beatty & Wozniak $153,236 in legal fees and expenses in the first six months of 2007.  Storm Cat’s Board of Directors approved these transactions, with Mr. Wozniak abstaining.

The Company closed its private offerings of  the Series A Notes and the Series B Notes on January 30, 2007 and March 30, 2007, respectively.  Trapeze Asset Management Inc. and Trapeze Capital Corp., two related entities that, together with a group including 1346049 Ontario Limited and Randall Abramson, beneficially own more than 5% of the Company's common shares, participated in both the Company's Series A Note and Series B Note offerings.  The two entities purchased $3.7 million in Series A Notes, convertible at a rate of $1.17 per share into 3,162,394 common shares, and $13.1 million in Series B Notes, convertible at a rate of $1.17 per share into 11,196,581 common shares.

-B29 -

Both the Series A Notes and the Series B Notes accrue interest at a rate of 9.25% per annum, which the Company pays quarterly in arrears.  Storm Cat's Board of Directors approved the transactions with Trapeze Asset Management Inc. and Trapeze Capital Corp.

The following directors or officers participated in the Series B Note offering in the following amounts:  J. Scott Zimmerman - $30,000; Paul Wiesner - $25,000; Robert J. Clark - $50,000; David G. Wight - $3,000; and Michael O’Byrne - $10,000.

Glossary of Natural Gas Terms

The following is a description of the meanings of some of the oil and natural gas industry terms used in this Quarterly Report on Form 10-Q.

Bcf. Billion cubic feet of natural gas.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

“CIG” Colorado Interstate Gas.  CIG is a major transporter of natural gas in the Rocky Mountain region. The Colorado Interstate Gas system is connected to nearly every major supply basin in the Rocky Mountains as well as production areas in the Texas Panhandle, western Oklahoma, western Kansas, and Wyoming.  Storm Cat’s PRB gas is priced at the CIG index price.

Completion. The installation of permanent equipment for the production of  natural gas  or oil.

Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well. A well drilled  within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dth. Decatherms.

Dth/D. Decatherms per day.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Exploratory well. A well drilled to find and produce natural gas or oil reserves not  classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well.

Farm-in or farm-out. An agreement under which the owner of a working interest in a oil and natural gas lease  assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage.  Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage.  The assignor usually retains a royalty or reversionary interest in the lease.  The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out.”

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related  to the  same individual  geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

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Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

MBtu. Thousand British Thermal Units.

Mcf. Thousand cubic feet of natural gas.

Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

MMBtu. Million British Thermal Units.

MMcf. Million cubic feet of natural gas.

MMcf/d. MMcf per day.

MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons  and be capable of contributing to producing rates.

PRB. Powder River Basin.  The region covers Southeast Montana and Northern Wyoming and is approximately 120 miles East to West and 200 miles North to South.  Major cities in this area include Gillette and Sheridan, Wyoming.  Storm Cat operates only in Wyoming.

Present value of future net  revenues or present value or PV-10. The pre-tax present value of estimated  future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated  production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities  such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A  specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. The part of a property to which proved reserves have been specifically attributed.

Proved developed oil and gas reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed  program has confirmed through production responses that increased recovery will be achieved.

Proved oil and gas reserves. The estimated quantities of crude oil, natural gas and natural gas liquids  which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions,  i.e., prices and costs as of the date the estimate is made.  Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining  portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.  Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the  reservoir, provides support for the engineering analysis on which the project or program was based.  Estimates  of proved reserves do not include the following: (a) oil that may become  available from known reservoirs but is classified separately as “indicated additional reserves”;  (b) crude oil, natural gas and natural gas liquids, the  recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors;  (c) crude oil,  natural  gas and natural gas liquids that may occur in undrilled prospects; and (d) crude oil, natural gas and natural gas liquids  that may be recovered from oil shales, coal, gilsonite and other such sources.

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Proved properties. Properties with proved reserves.

Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Proved undeveloped reserves may not include estimates attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Service well. A well drilled or completed for the purpose of supporting production in an existing field.  Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

Spud.  The initial phase of drilling a well.

Unconventional resources/reserves. Reserves from fractured shales, coal beds and tight sand formations.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Unproved properties.  Properties with no proved reserves.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk
The Company manages exposure to commodity price fluctuations by periodically hedging a portion of estimated natural gas production.  The graph below details the rate of return for new wells drilled on the Company’s existing properties, realized at various natural gas price points for each of the Company’s geographic producing areas.

As of June 30, 2007, the Company had an inception-to-date unrealized gain on hedges of $2.1 million; of which $0.3 million was classified as a long-term liability and $2.4 million was classified as a current asset.  All of Storm Cat’s natural gas derivative instruments qualified as cash flow hedges for accounting purposes under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as of this date.

Realized gains or losses from the settlement of gas derivative contracts are reported in the total operating revenues section of the consolidated statements of operations.  Changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in other comprehensive income until the hedged item is recognized in earnings.  Any change in fair value resulting from ineffectiveness is recognized currently in derivative loss in the consolidated statement of operations.

The Company has minimized ineffectiveness by entering into gas derivative contracts indexed to CIG.  As the Company’s derivative contracts contain the same index as the Company’s sale contracts, this results in hedges that are highly correlated with the underlying hedged item.

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At the June 30, 2007, Storm Cat had the following commodity swaps in place:

Natural Gas	From	To	Qtrly. Vol. (MMBtu)
Contract #1 - $7.16 per MMBtu	Jul-07	Sep-07	138,000
	Oct-07	Dec-07	138,000
	Jan-08	Mar-08	136,500
	Apr-08	Jun-08	136,500
	Jul-08	Sep-08	138,000
	Oct-08	Dec-08	138,000
	Jan-09	Mar-09	135,000
	Apr-09	Jun-09	136,500
	Jul-09	Jul-09	46,500

Contract #2 - $7.27 per MMBtu	Jul-07	Sep-07	184,000
	Oct-07	Dec-07	184,000
	Jan-08	Mar-08	182,000
	Apr-08	Jun-08	182,000
	Jul-08	Sep-08	184,000
	Oct-08	Dec-08	184,000
	Jan-09	Mar-09	180,000
	Apr-09	Jun-09	182,000
	Jul-09	Aug-09	124,000

Contract #3 - $5.12 per MMBtu	Jul-07	Sep-07	220,800
	Oct-07	Dec-07	220,800

Contract #4 - $5.22 per MMBtu	Jul-07	Sep-07	42,000
	Oct-07	Dec-07	100,000

Contract #5 - $6.61 per MMBtu	Jan-08	Mar-08	109,200
	Apr-08	Jun-08	109,200
	Jul-08	Sep-08	110,400
	Oct-08	Dec-08	110,400

Contract #6 - $7.14 per MMBtu	Jan-08	Mar-08	343,000
	Apr-08	Jun-08	389,000
	Jul-08	Sep-08	365,000
	Oct-08	Dec-08	332,000

Contract #7 - $7.38 per MMBtu	Jan-09	Mar-09	383,000
	Apr-09	Jun-09	305,000
	Jul-09	Sep-09	385,000
	Oct-09	Dec-09	488,000

Contract #8 - $7.75 per MMBtu	Jan-10	Mar-10	427,000
	Apr-10	Apr-10	130,000

The commodity swaps shown above were established in conjunction with the credit facility to allow the Company access to the funds needed to explore and develop its existing acreage and to make acquisitions.  The swaps are hedged at CIG prices.

A 10% increase/decrease in CIG gas prices will result in a +/- change of $2.7 million in the value of unrealized derivatives.

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Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures.  In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management evaluated, with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2007.  Based upon their evaluation of these disclosures controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of June 30, 2007.

Changes in internal control over financial reporting.  There were no changes in internal controls over financial reporting that occurred during the quarter ended June 30, 2007 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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PART II-OTHER INFORMATION
Item 1. Legal Proceedings

No legal proceedings are pending against the Company as of the filing date of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors

There have been no material changes from the risk factors as previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006.

Item 4.  Submission of Matters to a Vote of Security Holders

The Annual General Meeting of Shareholders of Storm was held on June 21, 2007. The following matters were voted on at the meeting:

(i) the election of six (6) directors, (ii) the ratification of the appointment of Hein & Associates, LLP to serve as the independent registered public accounting firm for Storm Cat for fiscal year 2007, (iii) the approval of an amendment to the Company’s Amended and Restated Share Option Plan with respect to blackout period option expiration dates, (iv) the approval of an amendment to the Company’s Amended and Restated Share Option Plan to include more detailed provisions regarding director discretionary authority to amend the Amended and Restated Share Option Plan or an outstanding option without shareholder approval and (v) the approval of an amendment to the Company’s Restricted Share Unit Plan to include more detailed provisions regarding director discretionary authority to amend the Restricted Share Unit Plan or an outstanding restricted share unit without shareholder approval.

(i)
The entire nominated Board of Directors was elected and the Inspector of Election certified that the votes cast for or withheld with respect to the election of each Director were as follows:

Name	Number of Votes Cast For	Number of Votes Withheld

Robert J. Clark	49,813,918	1,174,665

Michael O'Byrne	49,804,075	1,184,508

Robert Penner	49,834,813	1,153,768

Jon Whitney	49,832,005	1,156,578

David Wight	49,661,574	1,327,009

Michael J. Wozniak	49,406,208	1,582,375

(ii)
The Inspector of Election certified that the votes cast for, against or abstentions with respect to the ratification of the appointment of Hein & Associates, LLP to serve as the independent registered public accounting firm for Storm Cat for fiscal year 2007 were as follows:

For:	Against:	Abstentions:
50,550,236	199,221	234,126

(iii)
The Inspector of Election certified that the votes cast for, against or abstentions with respect to the approval of an amendment to the Company’s Amended and Restated Share Option Plan with respect to blackout period option expiration dates:

For:	Against:	Abstentions:
24,845,496	1,258,535	0

(iv)
The Inspector of Election certified that the votes cast for, against or abstentions with respect to the approval of an amendment to the Company’s Amended and Restated Share Option Plan to include more detailed provisions regarding director discretionary authority to amend the Amended and Restated Share Option Plan or an outstanding option without shareholder approval:

For:	Against:	Abstentions:
24,453,807	4,235,206	0

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(v)
The Inspector of Election certified that the votes cast for, against or abstentions with respect to the approval of an amendment to the Company’s Restricted Share Unit Plan to include more detailed provisions regarding director discretionary authority to amend the Restricted Share Unit Plan or an outstanding restricted share unit without shareholder approval:

For:	Against:	Abstentions:
24,560,557	4,123,726	0

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Item 6. Exhibits

The exhibits listed in the accompanying exhibit index are filed as part of this Quarterly Report on Form 10-Q.

10.1
Amended and Restated Share Option Plan dated June 21, 2007 (incorporated by reference to Exhibit 10.1 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.2
Restricted Share Unit Plan dated June 21, 2007 (incorporated by reference to Exhibit 10.2 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.3
Storm Cat Energy Corporation Director Compensation Policy (incorporated by reference to Exhibit 10.3 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.4
Second Amendment to Combined Credit Agreements, dated as of May 24, 2007, by and among Storm Cat Energy, Storm Cat Energy (USA) Corporation, JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A., Toronto Branch and the Lenders thereto (incorporated by reference to Exhibit 10.1 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on May 31, 2007 (Commission File No. 001-32628))

31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STORMCAT ENERGY CORPORATION

Date: August 9, 2007	By	/s/ Joseph M. Brooker
Joseph M. Brooker
Chief Executive Officer
(Principal Executive Officer)

Date: August 9, 2007	By	/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer
(Principal Financial and Accounting Officer)

- B39 -

Exhibits

The exhibits listed in the accompanying exhibit index are filed as part of this Quarterly Report on Form 10-Q.

10.1
Amended and Restated Share Option Plan dated June 21, 2007 (incorporated by reference to Exhibit 10.1 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.2
Restricted Share Unit Plan dated June 21, 2007 (incorporated by reference to Exhibit 10.2 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.3
Storm Cat Energy Corporation Director Compensation Policy (incorporated by reference to Exhibit 10.3 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on June 26, 2007 (Commission File No. 001-32628))

10.4
Second Amendment to Combined Credit Agreements, dated as of May 24, 2007, by and among Storm Cat Energy, Storm Cat Energy (USA) Corporation, JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A., Toronto Branch and the Lenders thereto (incorporated by reference to Exhibit 10.1 to Storm Cat Energy Corporation’s Current Report on Form 8-K filed on May 31, 2007 (Commission File No. 001-32628))

31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

- B40 -

Exhibit 31.1

CERTIFICATION PURSUANT TO RULES 13A-14(A) AND 15D-14(A) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

I, Joseph M. Brooker, certify that:

1.      I have reviewed this Quarterly Report on Form 10-Q of Storm Cat Energy Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), or for causing such controls and procedures to be established and maintained, for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  August 9, 2007

/s/	Joseph M. Brooker
Joseph M. Brooker
Chief Executive Officer

-B41-

Exhibit 31.2

CERTIFICATION PURSUANT TO RULES 13a-14(a) and 15d-14(a) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

I, Paul Wiesner, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Storm Cat Energy Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), or for causing such controls and procedures to be established and maintained, for the Registrant and have:

a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

c)      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2007

/s/	Paul Wiesner
Paul Wiesner
Chief Financial Officer

-B42-

Exhibit 32.1

Certification of Chief Executive Officer of

Storm Cat Energy Corporation (Pursuant To 18 U.S.C. Section 1350)

In connection with this Quarterly Report of Storm Cat Energy Corporation (the “Company”) on Form 10-Q for the period ending June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph M. Brooker, Chief Executive Officer of the Company,  hereby certify, pursuant to 18 U.S.C., § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 9, 2007

/s/ Joseph M. Brooker
Joseph M. Brooker
Chief Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Storm Cat Energy Corporation and will be retained by Storm Cat Energy Corporation and furnished to the Securities and Exchange Commission upon request.

-B43-

Exhibit 32.2

Certification of Chief Financial Officer of

Storm Cat Energy Corporation (Pursuant To 18 U.S.C. Section 1350)

In connection with this Quarterly Report of Storm Cat Energy Corporation (the “Company”) on Form 10-Q for the period ending June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul Wiesner, Chief Financial Officer of the Company,  hereby certify, pursuant to 18 U.S.C., § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 9, 2007

/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Storm Cat Energy Corporation and will be retained by Storm Cat Energy Corporation and furnished to the Securities and Exchange Commission upon request.

-B44-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

___________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 19, 2007

Storm Cat Energy Corporation
 (Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	001-32628	06-1762942
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1125 17th Street, Suite 2310, Denver, Colorado 80202
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 991-5070

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

      ☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

      ☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

      ☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

      ☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.02.                      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 19, 2007, the Board of Directors of Storm Cat Energy Corporation (the “Company”), upon the recommendation of and approval by the Compensation Committee, adopted and approved a Change in Control Severance Pay Plan (the “Plan”).  The Plan is filed with this Current Report on Form 8-K as Exhibit 10.1 and incorporated by reference herein.  The Plan is effective only in the event of a change in control of the Company, as defined in the Plan.  Upon the occurrence of such a change in control, the Company has agreed to pay to an employee, if the Company terminates such employee’s employment other than for cause, as defined in the Plan, or if the employee terminates employment due to death or for good reason, as defined in the Plan, during the change in control period, the following amounts: (i) the accrued obligations of the Company owing to the employee, including base salary owed to date, the employee’s annual bonus on a pro rata basis and any accrued vacation pay not already paid; and (ii) additional severance benefits to three tiers of employees as follows:

•
Tier 1 Employees: Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer.  An amount equal to two times the sum of the employee’s annual base salary and annual bonus.  The severance period for a Tier 1 Employee is eighteen months.

•
Tier 2 Employees: All employees that are not Tier 1 Employees and that have been employed by the Company or an affiliate for at least 12 consecutive months.  An amount equal to one time the sum of the employee’s annual base salary and annual bonus.  The severance period for a Tier 2 Employee is twelve months.

•
Tier 3 Employees: All employees that are not Tier 1 Employees and that have NOT been employed by the Company or an affiliate for at least 12 consecutive months.  An amount equal to the employee’s monthly compensation (one-twelfth of annual base salary) for each consecutive month period of service with the Company (rounded to the nearest month), up to a maximum severance benefit of eleven times the Employee’s monthly compensation and a minimum severance benefit of two times the employee’s monthly compensation.

An employee must have executed a Waiver and Release Agreement with respect to the employee’s potential claims concerning his or her employment or separation in the form provided by the Company to be eligible for the above Tier 1, Tier 2 or Tier 3 severance benefits.  Such severance benefits are contingent upon the completion of the change in control and may be offset against certain other amounts owing or offers made to the employee.  Tier 1 and Tier 2 Employees may be eligible for the continuation of certain other benefits, and all employees may be eligible for payment of other benefits owing to them.  If a change in control causes any payments to Tier 1 or Tier 2 Employees to be subject to additional excise tax, such Tier 1 and Tier 2 Employees shall be entitled to an additional gross-up payment equal to the amount of the excise tax.  Payments to Tier 3 Employees may be subject to further limitations if considered “parachute payments” as defined under the tax code.  If any employee is terminated for cause, such employee shall be entitled only to his or her annual base salary and other benefits through the date of termination.  All equity compensation grants made to an employee by the Company and outstanding at the time of a change in control shall be accelerated and vest 100%.

Item 9.01.                      Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description

10.1	Storm Cat Energy Corporation Change in Control Severance Pay Plan, dated September 19, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STORM CAT ENERGY CORPORATION

Date: September 25, 2007	By:	/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

10.1	Storm Cat Energy Corporation Change in Control Severance Pay Plan, dated September 19, 2007.

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STORM CAT ENERGY CORPORATION
CHANGE IN CONTROL
SEVERANCE PAY PLAN

Storm Cat Energy Corporation (the “Company”), sets forth herein the terms of its Change in Control Severance Pay Plan (the “Plan”) as follows:

SECTION 1.        PURPOSE.

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company to encourage the continued employment with and dedication to the Company of certain of the Company’s and its Affiliates’ officers and employees in the face of potentially distracting circumstances arising from the possibility of a change in control of the Company, and the Board has established the Plan for this purpose.

SECTION 2.        DEFINITIONS.

(a)           “Accrued Obligations” means, with respect to an Employee, the sum of (1) the Employee’s Annual Base Salary through the Date of Termination to the extent not theretofore paid, (2) the product of (x) the Employee’s Annual Bonus and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365, and (3) any accrued vacation pay, to the extent not theretofore paid.

(b)           “Affiliate” means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act of 1933, as now in effect or as hereafter amended, including, without limitation, any subsidiary.

(c)           “Annual Base Salary” means- the annual base salary payable to the Employee by the Company and its Affiliates as of the Date of Termination.

(d)           “Annual Bonus” means, with respect to an Employee, the highest amount paid to the Executive as bonus payments in a single year during the last two full fiscal years prior to the Date of Termination (annualized in the event that the Employee was not employed by the Company for the whole of such fiscal year).

                      (e)           “Board” means the Board of Directors of the Company.

 (f)           “Cause” for termination of an Employee’s employment by the Company shall be deemed to exist if: (i) any conduct involving gross negligence, gross mismanagement, or the unauthorized disclosure of confidential information or trade secrets; (ii) dishonesty or a violation of the Company’s Code of Business Conduct or Insider Trading Policy that has a detrimental impact on the reputation, goodwill or business position of the Company or any of its Affiliates; (iii) gross obstruction of business operations or illegal or disreputable conduct by Employee that impairs the reputation, goodwill or business position of the Company or any of its Affiliates, including acts that violate any policy of the Company relating to discrimination or harassment; (iv) commission of a felony or a crime involving moral turpitude or the entrance of a plea of guilty or nolo contedere to a felony or a crime involving moral turpitude; or (v) Employee fails to cure, within 30 days after notice thereof, any injury to the economic or ethical welfare of Company caused by Employee’s inattention to Employee’s duties and responsibilities, or any material failure to comply with Company’s reasonable performance expectations.

(g)           “Change in Control” means any of the following to occur, provided that only the first such event to occur shall be a Change in Control for purposes of this Plan:

(1)           The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (g), the following acquisitions shall not constitute a Change in Control: (x) any acquisition by the Company; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; and (z) any acquisition by any entity pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (3) of this Section 2(g); or

(2)           Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

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(3)           Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, and (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(4)           Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(h)           “Change in Control Date” means, with respect to a Change in Control Event, the date of consummation of the Change in Control relating to such Change in Control Event.

(i)           “Change in Control Event” means the earlier to occur of (i) a Change in Control or (ii) the execution and delivery by the Company of an agreement providing for a Change in Control.

(j)           “Change in Control Period” means the period commencing upon the first Change in Control Event to occur within the meaning of this Plan and ending one year after the Change in Control Date relating to such Change in Control Event.

(k)           “Company” means Storm Cat Energy Corporation or, from and after a Change in Control of the Company, the successor to the Company in any such Change in Control.

(l)           “Comparable Position” means both (1) a job of similar duties with the Company or its Affiliate and (2) a job with pay and benefits at a level that would not give rise to Good Reason under this Plan.

                      (m)           “Date of Termination” means the effective date of termination of the Employee’s employment with the Company and all of its Affiliates.

(n)           “Disability” means a termination of employment as a result of the fact that the Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can reasonably be expected to result in death or can be expected to last for a continuous period of at least twelve (12) months.

(o)           “Employee” means a regular full-time employee of the Company or any of its Affiliates at the time of a Change in Control Event, other than any employee whose employment is subject to a collective bargaining agreement between the Company or an Affiliate and a collective bargaining unit.

(p)           “Good Reason” means: (1) any reduction in an Employee’s base salary, fringe benefits or bonus eligibility, except in connection with a reduction in such compensation generally applicable to peer employees of the Company; (2) an Employee has had his responsibilities or areas of supervision with the Company substantially reduced; or (3) an Employee is required to move his office more than 50 miles from the location where the office of the Employee was previously located.

(q)           “Code” means the Internal Revenue Code of 1986, as amended.

(r)           “Other Benefits” means, with respect to an Employee, any other amounts or benefits required to be paid or provided or which the Employee is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its Affiliates.

(s)           “Severance Period” means the number of months set forth on Schedule A for which benefits are provided pursuant to Section 4(a)(ii).

(t)           “Tier 1 Employee” means an Employee listed on Schedule B.

(u)           “Tier 2 Employee” means an Employee listed on Schedule C.

(v)           “Tier 3 Employee” means an Employee listed on Schedule D.

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SECTION 3.         TERM.

This Plan shall be effective during the Change in Control Period; provided, however, that this initial term of the Plan shall be automatically extended, if necessary, so that this Plan remains in full force and effect until all payments required to be made hereunder have been made.  References herein to the term of this Plan shall include the initial term and any additional period for which this Plan is extended or renewed.

SECTION 4.        SEVERANCE BENEFITS FOLLOWING A CHANGE IN CONTROL.

(a)           Good Reason; Other Than for Cause.  If the Company terminates an Employee’s employment other than for Cause (including on account of Disability) or the Employee terminates employment on account of death or for Good Reason during the Change in Control Period:

(i)           The Company shall pay to the Employee the following amounts:

A.           the Accrued Obligations in a lump sum in cash within 10 business days of the Date of Termination;

B.           the severance benefits provided in Schedule A for Tier 1 Employees, Tier 2 Employees and Tier 3 Employees, respectively; provided, however, that the Employee has executed a Waiver and Release substantially in the form set forth in Schedule H, and the revocation period for such Waiver and Release has passed.

The Company shall pay the amounts provided in subparagraph (B) in a lump sum in cash within 10 business days of the Employee’s Date of Termination; providedfurther, that the Company shall provide the Employee with notice of employment termination and with a copy of the Waiver and Release sufficiently in advance of the Employee’s Date of Termination to satisfy the 21 or 45 day consideration period, as applicable, under the Waiver and Release.  All severance benefits provided to an Employee pursuant to subparagraph (B) of this Section 4(a)(i) shall be (1) contingent on consummation of the Change in Control, (2) reduced and/or offset by any notice, payments or benefits to which the Employee may be entitled under the federal Worker Adjustment and Retraining Notification (“WARN”) Act, 29 U.S.C. § 2101 et seq., as amended, and any applicable state plant or facility closing or mass layoff law, and (3) reduced and/or offset by any payments or benefits to which the Employee may be entitled under an employment or other agreement with the Company or an Affiliate.

The mere occurrence of a Change in Control shall not be treated as a termination of an Employee’s employment under this Plan, nor shall the mere transfer of an Employee’s employment between the Company and/or any of its Affiliates be treated as a termination under this Plan.  Further, an Employee shall not be eligible for any severance benefits provided in subparagraph (B) of this Section 4(a)(i) if, after the Change in Control Event, the Employee is terminated as a result of an acquisition, sale, spin-off or other business transaction of the Company or its Affiliate in connection with which (1) the successor party agrees for the remaining duration of the Change in Control Period, and agrees to cause its applicable affiliate, to provide severance benefits at least equal to those provided under this Plan, and (2) the Employee either is offered continued employment with the successor party or its affiliate in a Comparable Position to the one held by the Employee immediately prior to his or her Date of Termination or declines an interview for such a Comparable Position.

Anything in this Plan to the contrary notwithstanding, if, as a result of termination of an Employee’s employment with the Company, the Employee would receive any payment that, absent the application of this paragraph of Section 4(a)(i), would be subject to interest and additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earliest of (1) 6 months after the Employee’s Date of Termination, (2) the Employee’s death or (3) such other date as will cause such payment not to be subject to such interest and additional tax.

(ii)           With respect to Tier 1 Employees and Tier 2 Employees only, for the Severance Period after the Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to the Employee and/or the Employee’s family at least equal to those which would have been provided to them in accordance with the welfare benefit plans, practices, policies and programs provided by the Company and its Affiliates for medical, prescription, and dental benefits to the extent applicable generally to other peer employees of the Company and its Affiliates, as if the Employee’s employment had not been terminated and with the same the level of monthly Employee contribution as applicable prior to termination of employment; provided, however, that if the Employee becomes reemployed with another employer and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility.   The continuation coverage under this Section 4(a)(ii) shall count towards the obligation of the Company or an Affiliate to provide COBRA continuation coverage.

(iii)           To the extent not theretofore paid or provided, the Company shall timely pay or provide to the Employee all Other Benefits.

(b)           Cause; Other Than for Good Reason.  If the Employee’s employment is terminated for Cause during the Change in Control Period or the Employee voluntarily terminates employment without Good Reason, the Employee shall only be entitled to the following payments: (i) his Annual Base Salary through the Date of Termination and (ii) Other Benefits through the Date of Termination, in each case to the extent theretofore unpaid.

(c)           Tax Gross-Up Payment; Parachute Limitation.  The Company shall provide a tax gross-up on the terms set forth in Schedule E to Tier 1 Employees and Schedule F to Tier 2 Employees entitled to severance benefits under Section 4(a).  Tier 3 Employees entitled to severance benefits pursuant to Section 4(a) shall be subject to the parachute limitation set forth in Schedule G.

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SECTION 5.        EFFECT ON EQUITY COMPENSATION.

Immediately prior to a Change in Control, all equity compensation grants made to an Employee by the Company that are outstanding at the time of such Change in Control shall be accelerated and vest 100%.  Accordingly, all stock options shall be exercisable at such time in accordance with their terms. This Plan is intended to amend all equity compensation grants previously awarded to Employees to accelerate vesting as described above to the extent vesting would not otherwise be accelerated under the terms of such equity compensation grants.

SECTION 6.        CONFIDENTIALITY.

An Employee shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its Affiliates, and their respective businesses, which shall have been obtained by the Employee during the Employee’s employment by the Company or any of its Affiliates and which shall not be or become public knowledge (other than by acts by the Employee or representatives of the Employee in violation of this Plan).  After the Employee’s Date of Termination, the Employee shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

SECTION 7.        EXPENSES.

The Company shall pay any and all reasonable legal fees and expenses incurred by an Employee in seeking to obtain or enforce, by bringing an action against the Company, any right or benefit provided in this Plan if the Employee is successful in whole or in part in such action.

SECTION 8.        WITHHOLDING.

Notwithstanding anything in this Plan to the contrary, all payments required to be made by the Company hereunder to an Employee or his estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company reasonably may determine it should withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provisions for the payment of taxes and any withholdings as required by law, provided that the Company is satisfied that all requirements of law affecting its responsibilities to withhold compensation have been satisfied.

SECTION 9.         NO DUTY TO MITIGATE.

An Employee’s payments received hereunder shall be considered severance pay in consideration of past service, and pay in consideration of continued service from the date hereof and entitlement thereto shall not be governed by any duty to mitigate damages by seeking further employment.

SECTION 10.        AMENDMENT, SUSPENSION OR TERMINATION.

This Plan may be amended, suspended or terminated at any time by the Board; provided, however, that, following the Change in Control Date, the Board may not amend, suspend or terminate this Plan in any manner that impairs the rights of participants without the consent of all Employees then subject to the Plan.

SECTION 11.        GOVERNING LAW.

This Plan shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Colorado, excluding the choice of law rules thereof.

SECTION 12.        SEVERABILITY.

If any part of any provision of this Plan shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provision or the remaining provisions of this Plan.

SECTION 13.        DISCLAIMER OF RIGHTS.

No provision in this Plan shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any participant or beneficiary under the terms of the Plan.

SECTION 14.        CAPTIONS.

The use of captions in this Plan is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

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SECTION 15.        NUMBER AND GENDER.

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

SECTION 16.        SECTION 409A.

It is the intention of the parties that payments or benefits payable under this Plan not be subject to the additional tax imposed pursuant to Section 409A of the Code.  To the extent such potential payments or benefits could become subject to such Section, the parties shall cooperate to amend this Plan with the goal of giving the Employees the economic benefits described herein in a manner that does not result in such tax being imposed.

SECTION 17.        PLAN ADMINISTRATION.

The Plan shall be administered by the Company (the “Plan Administrator”).  The Plan Administrator shall be responsible for maintaining records, determining eligibility and making decisions with respect to claims for benefits.  The Plan Administrator shall adopt such rules for the administration of the Plan as it considers desirable, and may construe the Plan, correct defects, supply omissions, and reconcile inconsistencies to the extent necessary to effectuate the Plan.  Any actions taken pursuant to this paragraph are discretionary actions of the Plan Administrator, and shall be conclusive and binding on all parties, subject to the claims procedure in Section 18.

SECTION 18.        CLAIMS PROCEDURE.

Any claims concerning eligibility, participation, benefits or other aspects of the Plan must be submitted in writing and directed to the Plan Administrator within 30 days of receipt of the disputed benefit (or, if no benefit was received, the date the claimant believes the benefit should have been received).  The Plan Administrator shall notify the claimant of the Plan’s denial of a claim, in whole or in part, within a reasonable period of time, but no later than 90 days after the receipt of the claim, unless special circumstances require an extension of time.  If an extension of time is required, written notice shall be furnished to the claimant within 90 days of the date the claim was filed, stating the special circumstances requiring an extension and a date by which a decision on the claim can be expected, which will be no more than 180 days from the date the claim was filed.

If a claim is denied, in whole or in part, the Plan Administrator shall provide the claimant with written or electronic notification of such denial.  Any electronic notification shall comply with the standards imposed by 29 C.F.R. § 2520.104b-1(c)(1)(i),(iii) and (iv).  Such notice will state:

(a)	The specific reason or reasons for denial of the claim;

(b)	A specific reference to the pertinent Plan provision or provisions upon which denial is based;

(c)	A description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(d)
A description of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under ERISA Section 502(a) following a denial on review.

A claimant whose claim has been denied, in whole or in part, may appeal the denial, act or omission.  A claimant’s petition for appeal must be in writing and state:

(1)	The claimant’s name and address;

(2)	The fact that claimant is disputing a denial of claim or the Plan Administrator’s act or omission;

(3)	The denial notice’s date; and

(4)	The reason or reasons, in clear and concise terms, for disputing the denial or the Plan Administrator’s act or omission.

The claimant must deliver the appeal petition to the Plan Administrator within 60 days after receiving the denial notice or the Plan Administrator’s act or omission.  Failure to file an appeal petition within the 60-day period waives the claimant’s rights to an appeal.

Prior to the deadline above, the claimant may submit relevant documents, records, written comments and other information to the Plan Administrator.  The Plan shall provide to the claimant, upon request, and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claim.  The Plan Administrator shall provide for a review that takes into account all comments, documents, records and other information submitted by the claimant relating to the claim without regard to whether such information was submitted or considered in the initial determination.

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The Plan Administrator shall render a decision on the claim on review promptly, but not later than 60 days after the receipt of the claimant’s request for review, unless such special circumstances (such as a need to hold a hearing, if necessary), require an extension of time for processing, in which case the 60 day period may be extended to 120 days.  The Plan Administrator shall notify the claimant in writing of any such extension, and the extension notice shall indicate the circumstances requiring an extension of time and the date by which the Plan expects to render the determination on review.  The Plan Administrator shall provide a claimant with written or electronic notification of the Plan’s benefit determination upon review.  Any electronic notification shall comply with the standards imposed by 29 C.F.R. § 2520.104b-1(c)(1)(i), (iii) and (iv).  In the case of a denial on review, the notification shall set forth, in a manner calculated to be understood by the claimant, the following:

(x)	The specific reason or reasons for the denial;

(y)	Reference to the specific plan provision or provisions on which the benefits determination is based; and

(x)
A statement that the claimant is entitled to receive upon request, and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim for benefits.

A claimant shall not have the right to bring a civil action against either the Plan or the Plan Administrator for a claim for benefits until the claimant has completely exhausted the procedures set forth in this Section 18.

SECTION 19.        STATEMENT OF ERISA RIGHTS OF PLAN PARTICIPANTS.

Participants in the Plan are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (“ERISA”).  ERISA provides that all Plan participants shall be entitled to:

1.
Examine, without charge, at the Plan Administrator’s office and at other specified locations such as work sites, all Plan documents and copies of all documents filed by the Plan with the U.S. Department of Labor.

2.	Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan.  The people and organizations responsible for the operation of the Plan are called “fiduciaries” of the Plan.  Under ERISA, the fiduciaries have a duty to operate the Plan prudently and in the exclusive interest of the Plan participants and beneficiaries.  No one, including an Employee’s employer or any other person, may fire an Employee or otherwise discriminate against an Employee in any way to prevent him or her from obtaining a benefit or exercising his or her rights under ERISA.  If an Employee’s claim for a benefit under the Plan is denied, in whole or in part, he or she must receive a written explanation of the reason for the denial.  An Employee has the right to have the Plan Administrator review and reconsider his or her claim.  Under ERISA, there are steps an Employee can take to enforce the above rights. For instance, if an Employee requests materials from the Plan Administrator and does not receive them within 30 days, he or she may file suit in a federal court.  In such a case, the court may require the Plan Administrator to provide the material and pay the Employee up to $110 a day until he or she receives the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If an Employee has a claim for benefits which is denied or ignored, in whole or in part, he or she may file suit in a state or federal court.  If it should happen that Plan fiduciaries misuse the Plan’s money, or if an Employee is discriminated against for asserting his or her rights, the Employee may seek assistance from the U.S. Department of Labor, or he or she may file suit in a federal court.  The court will decide who should pay court costs and legal fees.  If the Employee is successful, the court may order the person he or she sued to pay these costs and fees.  If the Employee loses, the court may order the Employee to pay these costs and fees, for example, if it finds the claim is frivolous. If an Employee has any questions about the Plan, he or she should contact the Plan Administrator.  If an Employee has any questions about this statement or about his or her rights under ERISA, or if an Employee needs assistance in obtaining documents from the Plan Administrator, he or she should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210.  An Employee may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

SECTION 20.        NON-ALIENATION.

No benefit under the Plan may be anticipated, alienated, sold, transferred, assigned, pledged, encumbered or charged, and any attempt to do so shall be void.

SECTION 21.        FUNDING.

Plan benefits are not paid from a trust or similar funding arrangement.  The Plan is self-funded by the Company.

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SECTION 22.        OTHER PLAN INFORMATION.

(a)Plan Sponsor:	Storm Cat Energy Corporation 1125 17th Street, Suite 2310 Denver, Colorado 80202 (303) 991-5070
(b)Employer Identification Number:	_______________
(c)Agent For Service of Legal Process:	Storm Cat Energy Corporation 1125 17th Street, Suite 2310 Denver, Colorado 80202 (303) 991-5070
(d)Plan Year:	January 1st to December 31st
(e)Effective Date:	________ __, 2007
(f)Type of Plan:
The Plan is an employee welfare benefit plan designed to provide severance benefits to certain eligible employees whose employment with the Company terminates under certain prescribed conditions.  Benefits under this type of plan are not insured by the Pension Benefit Guaranty Corporation.

(g)Plan Number:	5___
(h)Plan Administrator:	Storm Cat Energy Corporation 1125 17th Street, Suite 2310 Denver, Colorado 80202 (303) 991-5070

*  *  *  *  *

This Plan was duly adopted and approved by the Board of Directors as of the 19th day of September, 2007.

/s/ Paul Wiesner
                                Secretary of the Meeting

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Schedule A
Severance Benefits

If the Employee is a Tier 1 Employee, the amount equal to: (a) two times (b) the sum of the Employee’s (x) Annual Base Salary and (y) Annual Bonus.  For purposes of Section 4(a)(ii), the Severance Period for a Tier 1 Employee shall be eighteen months.  The tax gross-up applicable to Tier 1 Employees is set forth in Schedule E.

If the Employee is a Tier 2 Employee, the amount equal to: (a) one time (b) the sum of the Employee’s (x) Annual Base Salary and (y) Annual Bonus.  For purposes of Section 4(a)(ii), the Severance Period for a Tier 2 Employee shall be twelve months.  The tax gross-up applicable to Tier 2 Employees is set forth in Schedule F.

If the Employee is a Tier 3 Employee, the amount equal to one-twelfth of the Employee’s Annual Base Salary (the “Monthly Compensation”) for each consecutive month period of service with the Company and its Affiliates (rounded to the nearest month), up to a maximum severance benefit of eleven times the Employee’s Monthly Compensation and a minimum severance benefit of two times the Employee’s Monthly Compensation.  The parachute limitation applicable to Tier 3 Employees is set forth in Schedule G.

Schedule B
Tier 1 Employees

Chief Executive Officer
President
Chief Operating Officer
Chief Financial Officer

Schedule C
Tier 2 Employees

All Employees that are not Tier 1 Employees and that have been employed by the Company (or any Affiliate thereof) for at least 12 consecutive months.

Schedule D
Tier 3 Employees

All Employees that are not Tier 1 Employees and that have NOT been employed by the Company (or any Affiliate thereof) for at least 12 consecutive months.

Schedule E
Tax Gross-Up Payment for Tier 1 Employees

A.           Gross-Up Payment.  If, during the term of the Plan, there is a Change in Control of the Company that causes any payment or distribution by the Company to or for the benefit of the Tier 1 Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, but determined without regard to any additional payments required under this Schedule E) (a “Payment”) to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (such excise tax, together with any interest or penalties incurred by the Tier 1 Employee with respect to such excise taxes, the “Excise Tax”), then the Tier 1 Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount equal to the Excise Tax imposed upon such Payments and the Excise Tax imposed upon the Gross-Up Payment.

B.           Determination of the Gross-Up Payment.  Subject to the provisions of Section C of this Schedule E, all determinations required to be made under this Schedule E, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm designated by the Company and reasonably acceptable to the Tier 1 Employee (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Tier 1 Employee within 15 business days of the receipt of notice from the Tier 1 Employee that there has been a Payment with respect to which the Tier 1 Employee in good faith believes a Gross-Up Payment may be due under this Schedule E, or such earlier time as is requested by the Company.  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, as determined pursuant to this Schedule E, shall be paid by the Company to the Tier 1 Employee within five days of the later of (1) the due date for the payment of any Excise Tax and (2) the receipt of the Accounting Firm’s determination.  Any determination by the Accounting Firm shall be binding upon the Company and the Employee.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to this Schedule E and the Tier 1 Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to the Tier 1 Employee or for the Tier 1 Employee’s benefit.  The previous sentence shall apply, with the necessary adjustments, to any overpayment of a Gross-Up Payment.

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C.           Procedures.  The Tier 1 Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than 10 business days after the Tier 1 Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Tier 1 Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Tier 1 Employee in writing prior to the expiration of such period that it desires to contest such claim, the Tier 1 Employee shall:

(1)           give the Company any information reasonably requested by the Company relating to such claim,

(2)           take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(3)           cooperate with the Company in good faith in order effectively to contest such claim, and

(4)           permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contests and shall indemnify and hold the Tier 1 Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limiting the foregoing provisions of this Schedule E, the Company shall control all proceedings taken in connection with such contests and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Tier 1 Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Tier 1 Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Tier 1 Employee to pay such claim and sue for a refund, to the extent permitted by law, the Company shall advance the amount of such payment to the Tier 1 Employee on an interest-free basis (which shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid) and shall indemnify and hold the Tier 1 Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and providedfurther that any extension of the statute of limitations relating to payment of taxes for the Tier 1 Employee’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Tier 1 Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

D.           Refund.  If, after the receipt by the Employee of an amount advanced by the Company pursuant to this Schedule E, the Tier 1 Employee becomes entitled to receive any refund with respect to such claim, the Tier 1 Employee shall (subject to the Company complying with the requirements of this Schedule E) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the Tier 1 Employee receives an amount advanced by the Company pursuant to this Schedule E, a determination is made that the Tier 1 Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Tier 1 Employee in writing of its intent to contest such denial of refund with respect to such claim and the Company does not notify the Tier 1 Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

Schedule F
Tax Gross-Up Payment for Tier 2 Employees

A.           Gross-Up Payment.  If, during the term of the Plan, there is a Change in Control of the Company that causes any payment or distribution by the Company to or for the benefit of the Tier 2 Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, but determined without regard to any additional payments required under this Schedule F) (a “Payment”) to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (such excise tax, together with any interest or penalties incurred by the Tier 2 Employee with respect to such excise taxes, the “Excise Tax”), then the Tier 2 Employee shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount equal to the Excise Tax imposed upon such Payments and the Excise Tax imposed upon the Gross-Up Payment.

B.           Determination of the Gross-Up Payment.  Subject to the provisions of Section C of this Schedule F, all determinations required to be made under this Schedule F, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm designated by the Company and reasonably acceptable to the Tier 2 Employee (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Tier 2 Employee within 15 business days of the receipt of notice from the Tier 2 Employee that there has been a Payment with respect to which the Tier 2 Employee in good faith believes a Gross-Up Payment may be due under this Schedule F, or such earlier time as is requested by the Company.  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, as determined pursuant to this Schedule F, shall be paid by the Company to the Tier 2 Employee within five days of the later of (1) the due date for the payment of any Excise Tax and (2) the receipt of the Accounting Firm’s determination.  Any determination by the Accounting Firm shall be binding upon the Company and the Employee.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to this Schedule F and the Tier 2 Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to the Tier 2 Employee or for the Tier 2 Employee’s benefit.  The previous sentence shall apply, with the necessary adjustments, to any overpayment of a Gross-Up Payment.

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C.           Procedures.  The Tier 2 Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than 10 business days after the Tier 2 Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Tier 2 Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Tier 2 Employee in writing prior to the expiration of such period that it desires to contest such claim, the Tier 2 Employee shall:

(1)           give the Company any information reasonably requested by the Company relating to such claim,

(2)           take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(3)           cooperate with the Company in good faith in order effectively to contest such claim, and

(4)           permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contests and shall indemnify and hold the Tier 2 Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limiting the foregoing provisions of this Schedule F, the Company shall control all proceedings taken in connection with such contests and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Tier 2 Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Tier 2 Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Tier 2 Employee to pay such claim and sue for a refund, to the extent permitted by law, the Company shall advance the amount of such payment to the Tier 2 Employee on an interest-free basis (which shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid) and shall indemnify and hold the Tier 2 Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and providedfurther that any extension of the statute of limitations relating to payment of taxes for the Tier 2 Employee’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Tier 2 Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

D.                      Refund.  If, after the receipt by the Employee of an amount advanced by the Company pursuant to this Schedule F, the Tier 2 Employee becomes entitled to receive any refund with respect to such claim, the Tier 2 Employee shall (subject to the Company complying with the requirements of this Schedule F) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the Tier 2 Employee receives an amount advanced by the Company pursuant to this Schedule F, a determination is made that the Tier 2 Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Tier 2 Employee in writing of its intent to contest such denial of refund with respect to such claim and the Company does not notify the Tier 2 Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid

Schedule G
Parachute Limitation Applicable to Tier 3 Employees

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Tier 3 Employee with the Company or any Affiliate, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this paragraph (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Tier 3 Employee (including groups or classes of Tier 3 Employee or beneficiaries of which the Tier 3 Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Tier 3 Employee (a “Benefit Arrangement”), if the Tier 3 Employee is a “disqualified individual,” as defined in Section 280G(c) of the Code, any benefit provided under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Tier 2 Employee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Tier 3 Employee under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Tier 3 Employee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Tier 3 Employee without causing any such payment or benefit to be considered a Parachute Payment.  In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Tier 3 Employee under any Other Agreement or any Benefit Arrangement would cause the Tier 3 Employee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Tier 3 Employee as described in clause (ii) of the preceding sentence, then the Tier 3 Employee shall have the right, in the Tier 3 Employee’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Tier 3 Employee under this Plan be deemed to be a Parachute Payment.

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Schedule H
Waiver and Release Agreement

THIS WAIVER AND RELEASE AGREEMENT is entered into as of ___________, 200_ (the “Effective Date”), by _____________ (the “Employee”) in consideration of the severance payments provided to the Employee by Storm Cat Energy Corporation (“Company”) pursuant to the Storm Cat Energy Corporation Change in Control Severance Pay Plan (the “Severance Payment”).

1.           Waiver and Release.  The Employee, on his or her own behalf and on behalf of his or her heirs, executors, administrators, attorneys and assigns, hereby unconditionally and irrevocably releases, waives and forever discharges the Company and each of its affiliates, parents, successors, predecessors, and the subsidiaries, directors, owners, members, shareholders, officers, agents, and employees of the Company and its affiliates, parents, successors, predecessors, and subsidiaries (collectively, all of the foregoing are referred to as the “Employer”), from any and all causes of action, claims and damages, including attorneys’ fees, whether known or unknown, foreseen or unforeseen, presently asserted or otherwise arising through the date of his or her signing of the Waiver and Release Agreement, concerning his or her employment or separation from employment.  This release includes, but is not limited to, any claim or entitlement to salary, bonuses, any other payments, benefits or damages arising under any federal law (including, but not limited to, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Employee Retirement Income Security Act of 1974, the Americans with Disabilities Act, Executive Order 11246, the Family and Medical Leave Act, and the Worker Adjustment and Retraining Notification Act, each as amended); any claim arising under any state or local laws, ordinances or regulations (including, but not limited to, any state or local laws, ordinances or regulations requiring that advance notice be given of certain workforce reductions); and any claim arising under any common law principle or public policy, including, but not limited to, all suits in tort or contract, such as wrongful termination, defamation, emotional distress, invasion of privacy or loss of consortium.

The Employee understands that by signing this Waiver and Release Agreement he or she is not waiving any claims or administrative charges which cannot be waived by law.  He or she is waiving, however, any right to monetary recovery or individual relief should any federal, state or local agency (including the Equal Employment Opportunity Commission) pursue any claim on his or her behalf arising out of or related to his or her employment with and/or separation from employment with the Company.

The Employee further agrees without any reservation whatsoever, never to sue the Employer or become a party to a lawsuit on the basis of any and all claims of any type lawfully and validly released in this Waiver and Release Agreement.

2.           Acknowledgments.  The Employee is signing this Waiver and Release Agreement knowingly and voluntarily.  He or she acknowledges that:

(a)	He or she is hereby advised in writing to consult an attorney before signing this Waiver and Release Agreement;

(b)
He or she has relied solely on his or her own judgment and/or that of his or her attorney regarding the consideration for and the terms of this Waiver and Release Agreement and is signing this Waiver and Release Agreement knowingly and voluntarily of his or her own free will;

(c)	He or she is not entitled to the Severance Payment unless he or she agrees to and honors the terms of this Waiver and Release Agreement;

(d)
He or she has been given at least [twenty-one (21)] [forty-five (45)] calendar days to consider this Waiver and Release Agreement, or he or she expressly waives his or her right to have at least [twenty-one (21)] [forty-five (45)] days to consider this Waiver and Release Agreement;

(e)
He or she may revoke this Waiver and Release Agreement within seven (7) calendar days after signing it by submitting a written notice of revocation to the Employer.  He or she further understands that this Waiver and Release Agreement is not effective or enforceable until after the seven (7) day period of revocation has expired without revocation, and that if he or she revokes this Waiver and Release Agreement within the seven (7) day revocation period, he or she will not receive the Severance Payment;

(f)
He or she has read and understands the Waiver and Release Agreement and further understands that it includes a general release of any and all known and unknown, foreseen or unforeseen claims presently asserted or otherwise arising through the date of his or her signing of this Waiver and Release Agreement that he or she may have against the Employer; and

(g)	No statements made or conduct by the Employer has in any way coerced or unduly influenced him or her to execute this Waiver and Release Agreement.

3.           No Admission of Liability.  This Waiver and Release Agreement does not constitute an admission of liability or wrongdoing on the part of the Employer, the Employer does not admit there has been any wrongdoing whatsoever against the Employee, and the Employer expressly denies that any wrongdoing has occurred.

4.           Entire Agreement.  There are no other agreements of any nature between the Employer and the Employee with respect to the matters discussed in this Waiver and Release Agreement, except as expressly stated herein, and in signing this Waiver and Release Agreement, the Employee is not relying on any agreements or representations, except those expressly contained in this Waiver and Release Agreement.

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5.           Execution.  It is not necessary that the Employer sign this Waiver and Release Agreement following the Employee’s full and complete execution of it for it to become fully effective and enforceable.

6.           Severability.  If any provision of this Waiver and Release Agreement is found, held or deemed by a court of competent jurisdiction to be void, unlawful or unenforceable under any applicable statute or controlling law, the remainder of this Waiver and Release Agreement shall continue in full force and effect.

7.           Governing Law.  This Waiver and Release Agreement shall be governed by the laws of the State of Colorado, excluding the choice of law rules thereof.

8.           Headings.  Section and subsection headings contained in this Waiver and Release Agreement are inserted for the convenience of reference only.  Section and subsection headings shall not be deemed to be a part of this Waiver and Release Agreement for any purpose, and they shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has duly executed this Waiver and Release Agreement as of the day and year first herein above written.

EMPLOYEE:

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